FSD PHARMA INC.

LISTING STATEMENT

FORM 2A

MAY 28, 2018

- i -

Cautionary Note Regarding Forward-Looking Statements

The information provided in this Listing Statement, including information incorporated by reference, may contain "forward-looking statements" about FSD Pharma (the "Corporation") and FV Pharma Inc. ("FV Pharma"). In addition, the Corporation may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Corporation or FV Pharma that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Corporation or FV Pharma that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future are forward- looking statements, including, but not limited to, statements preceded by, followed by or that include words such as "may", "will", "would", "could", "should", "believes", "estimates", "projects", "potential", "expects", "plans", "intends", "anticipates", "targeted", "continues", "forecasts", "designed", "goal", or the negative of those words or other similar or comparable words.

Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations of the party making the statement and assumptions concerning future events, which are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which was expressed or implied by such forward looking statements, including, but not limited to, risks and uncertainties related to:

• the regulation of the medical cannabis industry in Canada;

• the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest; and

• other risks described in this Listing Statement and described from time to time in documents filed by the Corporation with Canadian securities regulatory authorities.

The forward-looking statements contained herein are based on certain key expectations and assumptions, including: (i) expectations and assumptions concerning timing of receipt of required shareholder and regulatory approvals, including with respect to the receipt of required licenses and third party consents, if any; and (ii) expectations and assumptions concerning the success of the operations of the Corporation.

With respect to the forward-looking statements contained herein, although the Corporation and FV Pharma believe that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements, because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the availability of sources of income to generate cash flow and revenue; the dependence on management and directors; risks relating to the receipt of the required licenses, risks relating to federal and provincial regulations applicable to the production and sale of cannabis, risks relating to additional funding requirements; due diligence risks; exchange rate risks; risks relating to non-controlling interests; potential conflicts of interest; and potential transaction and legal risks, as more particularly described under the heading "Risk Factors" in this Listing Statement.

Consequently, all forward-looking statements made in this Listing Statement and other documents of the Corporation or FV Pharma, as applicable, are qualified by such cautionary statements and there can be no assurance that the anticipated results or developments will actually be realized or, even if realized, that they will have the expected consequences to or effects on the Corporation and FV Pharma.

The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that the Corporation, FV Pharma and/or persons acting on their behalf may issue. Neither the Corporation nor FV Pharma undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required under securities legislation.

Market and Industry Data

This Listing Statement includes market and industry data that has been obtained from third party sources, including industry publications. The Corporation believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Corporation has not independently verified any of the data from third party sources referred to in this Listing Statement or ascertained the underlying economic assumptions relied upon by such sources.

Glossary of Terms

The following is a glossary of certain general terms used in this Listing Statement including the summary hereof. Terms and abbreviations used in the financial statements included in, or appended to this Listing Statement are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

"ACMPR" means the Access to Cannabis for Medical Purposes Regulations (Canada) pursuant to the Controlled Drugs and Substances Act (Canada).

"Acquireco" means 2620756 Ontario Inc., a wholly-owned subsidiary of the Corporation incorporated under the OBCA for the purpose of carrying out the Amalgamation.

"Affiliate" means a corporation that is affiliated with another corporation as described below. A corporation is an "Affiliate" of another corporation if:

(a) one of them is the subsidiary of the other; or

(b) each of them is controlled by the same Person.

A corporation is "controlled" by a Person if:

(a) voting securities of the corporation are held, other than by way of security only, by or for the benefit of that Person; and

(b) the voting securities, if voted, entitle the Person to elect a majority of the directors of the corporation.

A Person beneficially owns securities that are beneficially owned by:

(a) a corporation controlled by that Person; or

(b) an Affiliate of that Person or an Affiliate of any corporation controlled by that Person.

"Amalco" means the entity formed upon completion of the Amalgamation, which will be a wholly- owned subsidiary of the Corporation.

"Amalgamation Agreement" means the agreement entered into between the Corporation, Acquireco, and FV Pharma in respect of the Amalgamation, dated May 24, 2018, as amended from time to time.

"Amalgamation" means the amalgamation of Acquireco and FV Pharma, pursuant to the terms of the Amalgamation Agreement.

"Articles Amendment" means collectively, the amendment to the articles of the Corporation providing for the Name Change and the Share Reorganization.

"Associate" when used to indicate a relationship with a Person, means:

(a) an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer;

(b) any partner of the Person;

(c) any trust or estate in which the Person has a substantial beneficial interest or in respect of which a Person serves as trustee or in a similar capacity; or

(d) in the case of a Person who is an individual:

(i) that Person's spouse or child, or

(ii) any relative of the Person or of his spouse who has the same residence as that Person.

"CDSA" means the Controlled Drugs and Substances Act (Canada).

“Century Common Shares” means common shares in the capital of Century as such were constituted prior to the Share Reorganization.

"Corporation Stock Options" means the stock options of the Corporation which are outstanding under the Stock Option Plan.

"Corporation Warrants" means warrants of the Corporation to purchase Class B Subordinate Voting Shares.

"Change of Business" means the change of business of the Corporation from leasing operating and manufacturing equipment to the medical cannabis industry.

"Class A Multiple Voting Shares" means the issued and outstanding Class A Multiple Voting Shares in the capital of the Corporation.

"Class B Subordinate Voting Shares" means the issued and outstanding Class B Subordinate Voting Shares in the capital of the Corporation.

"Corporation" means FSD Pharma Inc. (formerly Century Financial Capital Group Inc.), a corporation formed under the Business Corporations Act (Ontario).

"Corporation's Board of Directors" means the board of directors of the Corporation.

"CSE" means the Canadian Securities Exchange.

"CSE Approval" means the final approval of the CSE in respect of the listing of the Corporation's Class B Subordinate Voting Shares on the CSE, as evidenced by the issuance of the final approval bulletin of the CSE in respect thereof.

"CSE Policies" means the rules and policies of the CSE in effect as of the date hereof.

"Escrow Agent" means Garfinkle Biderman LLP.

"Escrow Agreement" means the escrow agreement entered into by the Corporation, the Escrow Agent and certain securityholders of the Corporation in compliance with the requirements of the CSE.

"Escrowed Securities" means the Class B Subordinate Voting Shares subject to the Escrow Agreement.

"Facility" means FV Pharma's proposed facility located in Coburg, Ontario for the purposes of the cultivation and sale of medical cannabis.

"FV Pharma" means FV Pharma Inc., a corporation incorporated under the Business Corporations Act (Ontario), and a wholly-owned subsidiary of the Corporation.

"FV Pharma's Board of Directors" means the board of directors of FV Pharma.

"FV Pharma Broker Warrants" means the issued and outstanding broker warrants of FV Pharma, each of which entitles the holder thereof to purchase one FV Pharma Class B Share at a price of $0.05 until two years after their respective issuance date.

"FV Pharma Class A Shares" means the issued and outstanding class "A" voting common shares without par value in the capital of FV Pharma.

"FV Pharma Class A Shareholders" means the holders of FV Pharma Class A shares.

"FV Pharma Class B Shares" means the issued and outstanding class "B" non-voting common shares without par value in the capital of FV Pharma.

"FV Pharma Class B Shareholders" means the holders of FV Pharma Class B Shares.

"FV Pharma Shareholders" means, collectively the holders of FV Pharma Class A Shares and FV Pharma Class B shares.

"FV Pharma Options" means the incentive stock options of FV Pharma.

"FV Pharma Shares" means, collectively, the FV Pharma Class A Shares and FV Pharma Class B Shares.

"FV Pharma Special Warrants" means the outstanding special warrants of FV Pharma, each of which entitles the holder thereof to purchase one FV Pharma Class B Share at a price of $0.0294 until September 15, 2022.

"Good Production Practices" means record-keeping methods pertaining to security as required and outlined under the ACMPR.

"License" means a license from Health Canada designating that pursuant to the ACMPR, FV Pharma is a "Licensed Producer" authorized to cultivate cannabis.

"Licensed Producer" has the meaning ascribed to such term in the ACMPR.

"Listing Statement" means this listing statement of the Corporation, including the schedules hereto, prepared in support of the listing of the Class B Subordinate Voting Shares on the CSE.

"MMPR" means the Cannabis for Medical Purposes Regulations (Canada) pursuant to the Controlled Drugs and Substances Act (Canada).

"Name Change" means the change of the Corporation's name from "Century Financial Capital Group Inc." to "FSD Pharma Inc." pursuant to the Articles of Amendment.

"NP 46-201" means National Policy 46-201 – Escrow for Initial Public Offerings.

"OBCA" means the Business Corporations Act (Ontario).

"Permitted Holders" means, in respect of a holder of Class A Multiple Voting Shares that is an individual, the members of the immediate family of such individual and any Person controlled, directly or indirectly, by any such holder, and in respect of a holder of Class A Multiple Voting Shares that is not an individual, an Affiliate of that holder.

"Person" means any individual, corporation, Corporation, partnership, unincorporated association, trust, joint venture, governmental body or any other legal entity whatsoever.

"Preferred Shares" means the outstanding Class A Preferred Shares and Class B Preferred Shares in the share capital of the Corporation as constituted prior to the Share Reorganization.

"Shareholders" means shareholders of the Corporation.

"Share Reorganization" means the amendment and re-designation of the Corporation's share capitalization pursuant to the Articles of Amendment, which provided for the re-designation of the existing common shares as "Class B Subordinate Voting Shares", the creation of a new class of "Class A Multiple Voting Shares", and the elimination of the existing class of non-voting Class A Preferred Shares and non-voting Class B Preferred Shares.

2. CORPORATE STRUCTURE

2.1 Corporate Name and Head and Registered Office

This Listing Statement has been prepared with respect to the Corporation in connection with its proposed listing on the CSE. The head office of the Corporation is located at 1 Rossland Road West, Suite 202, Ajax, Ontario L1Z 1Z2.

2.2 Jurisdiction of Incorporation

The Corporation was formed under the OBCA on November 1, 1998 pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Corporation, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. On May 24, 2018 pursuant to the Articles of Amendment, the Corporation changed its name to "FSD Pharma Inc.".

2.3 Inter-corporate Relationships

FV Pharma was formed under the OBCA on May 24, 2018, pursuant to the Amalgamation of Acquireco and FV Pharma, and is a wholly-owned subsidiary of the Corporation.

2.4 Fundamental Change

See Item 3.1 – General Development of the Business – The Amalgamation.

2.5 Non-corporate Issuers and Issuers incorporated outside of Canada

This section is not applicable to the Corporation.

3. GENERAL DEVELOPMENT OF THE BUSINESS

3.1 General Development of the Business

The Corporation

The Corporation has historically engaged in in the leasing of various kinds of operating and manufacturing equipment such as industrial and construction machinery. All leases have since been written off and as of August 31, 2016, the Corporation had no more leases and is currently inactive. The Corporation is headquartered in Toronto, Ontario.

On March 9, 2018, the Corporation, Acquireco, and FV Pharma entered into the Amalgamation Agreement, in respect of the Amalgamation. The Amalgamation was completed on May 24, 2018, pursuant to which the Corporation assumed the business of FV Pharma, which constituted a Change of Business for the Corporation.

FV Pharma Inc.

FV Pharma was incorporated under the OBCA on September 12, 2011 as 2298519 Ontario Corp. and changed to its present name, FV Pharma, on September 17, 2013. The registered and head office of FV Pharma is located at 1 Rossland Road West, Suite 202, Ajax Ontario, L1Z 1Z2. FV Pharma's plant and operations are located at 520 William Street, Area 4, Bldg. #3, Coburg, Ontario, K9A 3A5 (the "Facility").

FV Pharma is a Licensed Producer of medical cannabis in Canada under the ACMPR and is committed to transforming the Facility into one of the largest hydroponic indoor cannabis facility in the world. FV Pharma intends to target all legal aspects of the cannabis industry, including cultivation, processing, manufacturing, extracts, and research and development.

FV Pharma's authorized share capital consists of an unlimited number of FV Pharma Class A Shares and an unlimited number of FV Pharma Class B Shares. As at December 31, 2017, there were 15,000 Class A Shares issued and outstanding and 762,764,138 Class B Shares issued and outstanding.

FV Pharma License and Facility Overview

i. The License

FV Pharma is in the business of the production and sale of medical cannabis in accordance with the ACMPR issued pursuant to the Controlled Drugs and Substances Act (Canada) (the “CDSA”).

FV Pharma received its License under section 22(2) of the ACMPR on October 13, 2017. The License permits FV Pharma to acquire cannabis plants and/or seeds for the purpose of initiating plant growth and for conducting analytical testing.

The License does not currently permit FV Pharma to sell medical cannabis. In order to proceed with the sale of medical cannabis, FV Pharma will first have to obtain an amendment to its License from Health Canada. The granting of such an amendment is dependent upon FV Pharma demonstrating compliance with the quality control standards and the Good Production Practices as established under Subdivision D of the ACMPR, as well as Health Canada completing an inspection with respect to record-keeping, security measures, packaging, labelling, shipping and other requirements prescribed by the ACMPR. Health Canada may then issue an extended license which would allow FV Pharma to sell or provide fresh or dried cannabis or cannabis oil to patients of FV Pharma, or such other persons who are permitted to purchase cannabis products under subsection 22(2) of the ACMPR.

ii. The Facility

FV Pharma’s License permits the cultivation of cannabis at the Facility. FV Pharma acquired the Facility in November 2017 and intends to expand operations into the Facility’s remaining space in 2018 pending approval from Health Canada and raising sufficient financing to complete its proposed capital improvements.

The Facility hosts an existing 620,000 square feet of building space and is famously known as the former KRAFT® food manufacturing facility. The Facility is situated only one hour east of Toronto in Cobourg, Ontario, off the 401 highway and has access by car or rail to Ottawa and Montreal.

The Facility rests on 70 acres of land, 32 of which have been utilized for the current building with the remaining 40 acres available for the staged-phased development of the Facility. Upon completion of its development, FV Pharma expects to achieve a total of approximately 3,800,000 square feet dedicated to cannabis cultivation and related ancillary businesses all under one roof making it one of the largest indoor cannabis cultivation facility in the world. The Facility has an electrical substation on site, natural gas lines, multiple water intakes, rail lines directly into the Facility and 26 loading docks thereby providing the robust infrastructure necessary to accommodate FV Pharma's expansion plans.

FV Pharma anticipates hiring personnel to grow, process and market their products in compliance with Health Canada requirements. At full capacity in the Facility’s current build-out, the estimated annual production output is approximately 4 million grams of cannabis.

ACMPR Licensing Process Overview

The market for cannabis (including medical cannabis) in Canada is regulated by the CDSA, the ACMPR, the Narcotic Control Regulations and other applicable law. Health Canada is the primary regulator of the industry as a whole. The ACMPR aims to treat cannabis like any other narcotic used for medical purposes by creating conditions for a new commercial industry that is responsible for its production and distribution.

Any applicant seeking to become a licensed producer or seller under the ACMPR is subject to stringent Health Canada licensing requirements. According to Health Canada, effective May 25, 2017, there is a six- step licensing process under the ACMPR:

i. Intake and Initial Screening

When an application is received, it undergoes an assessment by Health Canada for completeness. If an application appears to be complete, it will be assigned an application number. The application number means that the application has completed the assessment. Applicants reference their application number in all correspondence with Health Canada.

The Initial Screening includes an assessment of:

i. the proposed business plan;

ii. the Security Clearance Application Form; and

iii. record-keeping methods pertaining to security, Good Production Practices, inventory, and destruction methods.

If an application is not complete, depending on the information that is missing, applicants may be contacted by Health Canada to obtain the missing information or the application may be returned to the applicant. Health Canada will also verify that applicants have provided notices to the senior officials with the local government where their proposed site is located.

ii. Detailed Review and Initiation of Security Clearance Process

All information submitted to Health Canada, and any other relevant information, is reviewed by Health Canada to:

i. complete the assessment of the application to ensure that it meets the requirements of the regulations;

ii. establish that the issuance of the license is not likely to create risks to public health, safety or security, including the risk of cannabis being diverted to an illicit market or use; and

iii. establish that there are no other grounds for refusing the application.

Health Canada thoroughly reviews the application to ensure the level of detail included in the application is sufficient to assess the requirements of the ACMPR and validate the information provided. Consideration is also given by Health Canada to the proposed security measures including those required by Subdivision C of the ACMPR and the description of the storage area for cannabis as required by the Security Directive; the credentials of the proposed quality assurance person to meet the good production requirements outlined in Subdivision D of the ACMPR; and the details listed in the quality assurance report relating to premises, equipment and sanitation program. Physical security plans are reviewed and assessed in detail at this stage.

Licensed producers are required to comply with all applicable provincial/territorial and municipal laws, including zoning restrictions, fire and electrical safety, and environmental legislation (e.g. waste management).

When applying for a license to produce under the ACMPR, a security clearance application form must be submitted for the following individuals:

i. the proposed senior person in charge;

ii. the proposed responsible person in charge;

iii. the proposed alternate responsible person(s) in charge (if applicable);

iv. if a producer’s license is issued to an individual, that individual; and,

v. if a producer’s license is issued to a corporation, each officer and director of the corporation.

iii. Issuance of License to Produce

Once Health Canada confirms that the requirements of the ACMPR have been met, and the applicant successfully completes the Detailed Review and Initiation of Security Clearance Process stage, a license to produce will be issued.

iv. Introductory Inspection (as cultivation begins)

As part of the Terms and Conditions on the Health Canada licence, a Licensed Producer is required to notify Health Canada as cultivation begins. Once notified, Health Canada will schedule an initial inspection to verify that the Licensed Producer is meeting the requirements of the ACMPR including, but not limited to, the physical security requirements for the site, record-keeping practices and Good Production Practices and to confirm that the activities being conducted by the Licensed Producer to those indicated on the license.

v. Pre-Sales Inspection

When FV Pharma wishes to add the activity of sale to its existing license, an amendment application must be submitted to the Office of Medical Cannabis. Health Canada will then schedule an inspection to verify that the Corporation is meeting the requirements of the ACMPR including, but not limited to, Good Production Practices, packaging, labelling, shipping, and record keeping prior to allowing the sale or provision of product.

vi. Issuance of License to Sell

To complete the assessment of the requirements of the ACMPR and establish that adding the activity of sale of cannabis products is not likely to create a risk to public health, safety or security, and to confirm that there are no other grounds for refusing the amendment application, Health Canada reviews the following information:

i. results of the pre-sale inspection;

ii. information submitted in the amendment application to add the activity of sale to the license; and

iii. any other relevant information.

When the review is completed, an amended license, including the activity of sale, is issued to the Corporation. Once an amended license is issued, the Corporation can begin supplying cannabis products to registered clients, other Licensed Producer and/or other parties named in subsection 22(2) of the ACMPR, depending on the activities licensed. Health Canada issues separate licenses for dried marijuana, plants and/or cannabis oil.

Recent Financings

During the period from May 2017 to September 2017, FV Pharma closed a multi-tranche non-brokered private placement issuing 52,906,147 FV Pharma Class B Shares for aggregate gross proceeds of $688,219.

During the period October 20, 2017 to December 29, 2017, FV Pharma closed a multi-tranche private placement issuing 348,380,200 FV Pharma Class B Shares for aggregate gross proceeds of $13,097,000.

In connection with the October 20, 2017 to December 29, 2017 offerings above, FV Pharma issued 31,354,218 broker warrants with an exercise price of $0.0376 expiring two years after their respective issuance dates, and also paid corporate finance fees, finders fees and legal costs aggregating $1,262,150.

On March 26, 2018, FV Pharma completed a non-brokered private placement raising gross proceeds of $2,838,280 through the issuance of 31,536,454 FV Pharma Class B Shares at a price of $ 0.09 per share.

On April 18, 2018, FV Pharma completed a non-brokered private placement raising gross proceeds of $1,121,220 through the issuance of 12,457,936 FV Pharma Class B Shares at a price of $ 0.09 per share.

On May 8, 2018, FV Pharma completed a non-brokered private placement raising gross proceeds of $123,530 through the issuance of 1,372,553 FV Pharma Class B Shares at a price of $ 0.09 per share.

Subscription Receipt Financing

On March 9, 2018, FV Pharma completed the first tranche of a previously announced private placement of subscription receipts (the "Subscription Receipts") of FV Pharma (the "Subscription Receipt Financing") for aggregate gross proceeds of $11,483,856.27, for which First Republic Capital Corporation acted as exclusive agent (the “Agent”). Under the first tranche of the Subscription Receipt Financing, 127,598,403 Subscription Receipts were sold at a price of $0.09 per Subscription Receipt (the “Subscription Price”).

On March 28, 2018, FV Pharma completed the second tranche of the Subscription Receipt Financing for aggregate gross proceeds of $21,920,535.90. Under the second tranche of the Subscription Receipt Financing, 243,561,510 Subscription Receipts were sold at the Subscription Price.

The gross proceeds will be held in escrow pending satisfaction of certain conditions (the “Escrow Release Conditions”) set out in the agency agreement dated March 9, 2018 between FV Pharma and the Agent (the “Agency Agreement”) and the subscription receipt agreement dated March 9, 2018 among FV Pharma, the Agent and Garfinkle Biderman LLP, as subscription agent (the “Subscription Receipt Agreement”). Upon satisfaction of the Escrow Release Conditions, each Subscription Receipt will be automatically converted without any payment of additional consideration by the holder thereof into one (1) FV Pharma Class B Share. The escrow release deadline under the Subscription Receipt Agreement is May 31, 2018.

In connection with the Subscription Receipt Financing, the Agent will receive a corporate finance fee equal to 2% of the gross proceeds of the Financing and a sales commission equal to 7% of the gross proceeds of the Subscription Receipt Financing. In addition, the Agent will receive a number of corporate finance broker warrants equal to 2% of the aggregate number of Subscription Receipts issued under the Subscription Receipt Financing and a number of selling compensation warrants equal to 7% of the aggregate number of Subscription Receipts issued under the Subscription Receipt Financing (together, the "Broker Warrants"). Each Broker Warrant issued to the Agent will entitle the holder thereof to acquire one (1) FV Pharma Class B Share at the Subscription Price for a period of 48 months from the date of issue.

(1) Name change to CannaConneXion Inc.

On May 24, 2018, the Corporation entered into the Amalgamation Agreement with Acquireco and FV Pharma, pursuant to which the Corporation acquired all of the issued and outstanding FV Pharma Shares by way of a "three-cornered" amalgamation whereby:

(a) the Corporation filed Articles Amendment, providing for the Name Change and Share Reorganization;

(b) Acquireco and FV Pharma amalgamated pursuant to the Amalgamation, thereby forming Amalco;

(c) each FV Pharma Class A Shareholder transfered their FV Pharma Class A Shares to the Corporation in exchange for one (1) fully paid and non-assessable Class A Multiple Voting Shares for each FV Pharma Share held (15,000 total) and each FV Pharma Class B Shareholder transfered their FV Pharma Class B Shares to the Corporation in exchange for 1 (one) fully paid and non-assessable Class B Subordinate Voting Shares for each FV Pharma Share held (1,305,770,018 total);

(d) the Corporation received one fully paid and non-assessable common share of Amalco for all of the common shares of Acquireco held by the Corporation, following which all such common shares of Acquireco were cancelled;

(e) all FV Pharma Shares held by the Corporation as a result of the exchanges described above were cancelled and the Corporation received, for each FV Pharma Share, one common share of Amalco and Amalco became a wholly-owned subsidiary of the Corporation; and

(f) Corporation Stock Options and Corporation Warrants were issued to the holders of the FV Pharma Options and FV Pharma Warrants, respectively, in exchange and replacement for, on an equivalent basis, such FV Pharma Options and FV Pharma Warrants, which were cancelled.

The Amalgamation resulted in Amalco becoming a wholly-owned subsidiary of the Corporation. Concurrently with the completion of the Amalgamation, the Corporation changed its name to "FSD Pharma Inc." and Amalco continued under the name "FV Pharma Inc.".

The valuation ascribed to FV Pharma in the Amalgamation was determined by arm's length negotiation between the Corporation and FV Pharma, and based in part upon FV Pharma's pre-Amalgamation financings. A formal third party valuation was not determined to be necessary.

The Amalgamation was approved by a special resolution passed by the FV Pharma Shareholders at a shareholder meeting held on May 15, 2018 and by the Corporation, in its capacity as sole shareholder of Acquireco. The Amalgamation was approved, pursuant to CSE Policies, by a majority (50% plus one vote) of the votes cast at a meeting of shareholders of FV Pharma.

The directors and officers of the Corporation are Thomas Fairfull (Director and Chief Executive Officer), Zeeshan Saeed (Director and Executive Vice-President), Donal Carrol (Director), Gerry Goldberg (Director), and Vladimir Klacar (Director).

The outstanding capital of the Corporation consists of:

(a) 15,000 Class A Multiple Voting Shares;

(b) 1,319,600,458 Class B Subordinate Voting Shares;

(c) 100,000,000 Corporation Options

(d) 112,242,457 Corporation Warrants

3.2 Significant Acquisitions and Dispositions

See Item 3.1 – General Development of the Business – The Amalgamation.

3.3 Trends, Commitments, Events or Uncertainties

Recreational use of cannabis is not currently legal in Canada. On June 30, 2016, the federal government appointed a task force. The task force completed consultations in August 2016 and published its final report on November 30, 2016 containing its recommendations. On April 13, 2017, the federal government released Bill C-45, An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts (Canada) (the “Cannabis Act”). The Cannabis Act is intended to support the federal government’s platform advocating for the legalization of recreational cannabis in order to regulate the illegal market and restrict access by under-aged individuals. If enacted, the Cannabis Act will regulate the production, distribution and sale of cannabis for adult use. The target implementation date of the Cannabis Act is July 2018.

On October 3, 2017, the Parliamentary Standing Committee on Health proposed amendments to the Cannabis Act, which if approved would allow for cannabis edibles and concentrates to be available for sale within 12 months of the Cannabis Act coming into force.

On November 10, 2017, the federal government proposed that federal tax on cannabis for recreational purposes should not exceed $1 per gram or 10% of the producer’s price, whichever is higher, with retail sales taxes levied on top of that amount.

Health Canada launched a 60-day public consultation on the proposed approach to the regulation of cannabis on November 21, 2017. The consultation proposals address matters with respect to licensing, security requirements for producers and their facilities, product standards and labelling and packaging, access to cannabis for medical purposes and health products containing cannabis, and will inform the drafting of regulations to the Cannabis Act.

The Cannabis Act provides a licensing and permitting scheme for the production, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis, to be implemented by regulations made under the Cannabis Act. It is proposed that provincial legislation will implement measures authorizing the sale of cannabis that has been produced by a person authorized under the Cannabis Act to produce cannabis for commercial purposes. The licensing, permitting and authorization regime will be implemented by regulations made under the Cannabis Act. Draft regulations have not yet been disclosed, however, the Cannabis Act contains some details of the application requirements for licences and permits that are similar in nature to the application requirements under the ACMPR.

The Cannabis Act proposes to maintain separate access to cannabis for medical purposes, including providing that import and export licences and permits will only be issued in respect of cannabis for medical or scientific purposes. On November 27, 2017, the Proposed Cannabis Act was approved by the House of Commons following the addition of three significant amendments:

• the removal of a restriction on the height of cannabis plants maintained in a Person's home,

• a requirement that regulations on edible cannabis products be enacted within twelve months and,

• a provision requiring a review of the law in three years following its passage into law.

On March 22, 2018, the Cannabis Act passed Second Reading in the Senate and was referred to the Standing Senate Committee on Social Affairs, Science and Technology.

The impact of such regulatory changes on the Corporation's business is unknown, and the proposed regulatory changes may not be implemented at all. There are significant risks associated with the Corporation's business, as described in Item 17 – Risk Factors.

4. NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 Narrative Description of the Corporation's Business

Business of the Corporation

Business Objectives

The principal business intended to be carried on by the Corporation is the production of medical cannabis in Canada, through FV Pharma, and subsequently the sale of medical cannabis in Canada. On October 13, 2017, FV Pharma received its Licence from Health Canada (see Item 17 – Risk Factors – Licensing Requirements under the ACMPR).

The Corporation expects to complete the following over the next 12 months:

Objective	Target Date	Anticipated Costs

		$2,000,000
Continue capital improvements to 25,000 square feet of	June 2018
the Facility

Commence cultivation and hire an additional 30	October 2018	$500,000
employees

Obtain an amendment to its License allowing it to sell	September 2018	$10,000
cannabis pursuant to the ACMPR

	November—	$1,000,000
Commence sale of cannabis products	December 2018

Commence build-out of additional 100,000 square foot area of the Facility with Cannabis Wheaton Income Corp	July 2018	To be paid by
		Cannabis Wheaton –
		see "Joint Venture
		with Cannabis
		Wheaton Income
		Corp." section

Significant Events or Milestones

The principal milestones that must occur during the 12-month period following the Amalgamation for the business objectives described above to be accomplished are as follows:

Significant Event or Milestone	Target Date	Anticipated Costs

FV Pharma producing its first batches of dried cannabis	October 2018	$700,000

Obtain sales license under the ACMPR	September 2018	$10,000

Production and sale of medical cannabis	November—	$1,000,000
	December 2018

Production of cannabis oils	December 2018	$750,000

Develop distribution channels for products	June—December	$2,500,000
	2018

Joint Venture with Cannabis Wheaton Income Corp.

On December 21, 2017, FV Pharma announced that it had entered into a letter of intent with Cannabis Wheaton Income Corp. ("Cannabis Wheaton"), and on March 5, 2018, the parties entered into a binding definitive agreement (the “CBW Agreement”). Under the terms of the CBW Agreement, the parties agreed to combine their respective capabilities to develop certain portions of the Facility in mutually agreed upon phases (each, a “Project Phase”) on identified areas within the Facility (the “Project Facility”). The CBW Agreement provides that Cannabis Wheaton will assume primary carriage through the implementation of each Project Phase at the Project Facility, including, but not limited to:

• the design of each phase of development at the Facility and the management and supervision of all professional services performed in connection therewith, including architectural services, engineering services, construction services and security services;

• the selection of and provision of Cannabis genetics (e.g. seeds, cuttings or clones) for each phase of development at the Project Facility

• assisting in the hiring, training and oversight of professional and operational staff;

• assisting in the development and implementation of distribution strategies for all Products produced at the Project Facility including sourcing unique distribution channels for such Products; and

• assisting with the regulatory licensing process including facilitating interaction between FV Pharma and Health Canada.

The CBW Agreement also provides that Cannabis Wheaton has primary responsibility for financing and/or sourcing the funds required for the capital expenditures for each Project Phase at the Project Facility, to be comprised of both equity and debt financing provided directly by Cannabis Wheaton or by a third party lender arranged for and designated by Cannabis Wheaton. It is expected that capital expenditure funding provided directly by Cannabis Wheaton will be provided by way of equity subscription for Class B Subordinate Shares at a mutually agreed upon premium to the trading price of such shares. Capital expenditure funding arranged by Cannabis Wheaton but provided by a third-party lender will be provided by way of a loan payable by and/or guaranteed by Cannabis Wheaton, on terms to be mutually agreed to by the parties.

In addition, until such time that FV Pharma generates its first revenue from the sale of cannabis products at the Facility, Cannabis Wheaton will provide up to 50% of the mutual agreed upon working capital funding necessary to operate the Facility.

As consideration for the services described above, Cannabis Wheaton will be entitled to receive a monthly payment equal to 49.9% of the revenue received by FV Pharma for any retail sales of cannabis derived from each completed Project Phase within the Project Facility (“Product”), less the Total Retail Costs of FV Pharma, subject to adjustment in certain circumstances. Cannabis Wheaton also has the right to direct the sale of up to 49.9% of Product on a wholesale basis, for which Cannabis Wheaton is entitled to receive a payment equal to the difference between the wholesale transfer price of such Product less the Total Wholesale Costs of FV Pharma.

“Total Retail Costs” is equal to the cultivation, shipping, packaging and marketing costs associated with producing the Product plus a mark-up of 10%

“Total Wholesale Costs” is equal to the cultivation, shipping and packaging costs associated with producing the Product plus a mark-up of 10%.

Total Funds Available

The pro forma working capital position of the Corporation as at February 28, 2018 was approximately $40,863,000.

The consolidated pro forma balance sheet of the Corporation is attached hereto as Schedule A.

Purpose of Funds

The Corporation has $40,863,000 in funds available to it to spend for the principal purpose of supporting its efforts to commence cultivation and sale of cannabis products and for general corporate purposes. Notwithstanding the foregoing, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary for the Corporation to achieve its objectives. The Corporation may also require additional funds in order to fulfill its expenditure requirements to meet existing and any new business objectives and expects to either issue additional securities or incur debt to do so. There can be no assurance that additional funding required by the Corporation will be available if required. However, it is anticipated that the available funds will be sufficient to satisfy the Corporation's objectives for the 12 month period following the completion of the Amalgamation.

Forecast 12 Month Budget
Funds Available	$40,863,000
Salaries, Office and General Expenses	$10,000,000
Future Capital Expenditures	$7,000,000
Genetic Material Purchased	$2,500,000
Set up laboratory in genetics	$3,000,000
Excess Funds Available to the Corporation for General Working Capital	$18,363,000

4.2 Principal Products or Services

Initially, the Corporation will focus on the production, provision and sale of medical cannabis to an established list of qualified clients. With the expansion of the Facility, the Corporation intends to engage in research and development relating to cannabis in its natural form and/or cannabis oil, in relation to pharmaceutical and product delivery applications, as well as the exportation of same.

4.3 Production and Sales

The Corporation expects to engage in various patient outreach strategies in order to establish a client base. Until such time that FV Pharma receives the applicable licences from Health Canada it will not be able to sell medical cannabis.

4.4 Competitive Conditions and Position

See Item 17 – Risk Factors - Competition.

4.5 Lending and Investment Policies and Restrictions

This is not applicable to the Corporation.

4.6 Bankruptcy and Receivership

Neither FV Pharma, the Corporation, nor any of the Corporation's subsidiaries, has been the subject of any bankruptcy or any receivership or similar proceedings or any voluntary bankruptcy, receivership or similar proceedings, within any of the three most recently completed financial years (as applicable) or the current financial year.

4.7 Material Restructuring

As a condition to closing the Amalgamation, the Corporation completed the Share Reorganization pursuant to which the Corporation:

i. amended and re-designated the Corporation's common shares as "Class B Subordinate Voting Shares";

ii. created a new class of "Class A Multiple Voting Shares";

iii. eliminated the existing classes of non-voting Class A Preferred Shares and non-voting Class B Preferred Shares; and

iv. changed the Corporation's name to "FSD Pharma Inc.".

On February 15, 2018, the Corporation arranged for the incorporation of Acquireco, a wholly-owned subsidiary established pursuant to the OBCA, for the purposes of completing the Amalgamation.

4.8 Asset Backed Securities

The Corporation does not have any asset backed securities.

4.9 Companies with Mineral Projects

This is not applicable to the Corporation.

4.10 Companies with Oil and Gas Operations

The Corporation does not have any oil and gas operations.

5. SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 Consolidated Financial Information – Annual Information

The Corporation's Annual Information

The following table sets forth selected financial information for the Corporation for the years ended August 30 2017, 2016 and 2015. Such information is derived from the financial statements of Century Financial Capital Group Inc. and should be read in conjunction with such financial statements. See Schedule "B" – Financial Statements of Century Financial Capital Group Inc.

	For the Years Ended August 31

	2017	2016	2015
Operating Data:
Total revenues	$0	$0	$0

Total expenses	$24,450	$38,786	$43,434

Net loss for the year	$(24,450)	$(38,786)	$(43,434)

Basic and diluted loss per share(1)	$(0.02)	$(0.03)	$(0.03)
Dividends	$0	$0	$0

Balance Sheet Data:
Total assets	$17,693	$9,343	$2,861

Total liabilities	$113,222	$80,422	$80,154

FV Pharma's Annual Information

The following table sets forth selected financial information for FV Pharma for the years ended December 31, 2017, 2016 and 2015. Such information is derived from the financial statements of FV Pharma and should be read in conjunction with such financial statements. See Schedule "E" – Financial Statements of FV Pharma Inc.

	For the Years Ended December 31
	2017	2016	2015
Operating Data:
Total revenues	$25943	Nil	Nil

Total expenses	3,550,458	176,916	190,146

Net loss for the year	(3,524,515)	(176,916)	(190,146)

	For the Years Ended December 31
	2017	2016	2015

Basic and diluted loss per share	0.00	0.00	0.00

Dividends	Nil	Nil	Nil

Balance Sheet Data:
Total assets	13,679,694	638,561	699,788

Total liabilities	1,265,995	281,164	164,327

5.2 Consolidated Financial Information – Quarterly Information

The Corporation's Quarterly Information

The results for each of the eight most recently completed quarters of the Corporation ending at the end of the most recently competed interim period, being November 30, 2017 are summarized below:

Quarter Ended	Revenue	Net income (loss) and	Basic and diluted loss
		comprehensive	per share
		income (loss) for the
		period
February 28, 2018	$0	$63,931	$0.00

November 30, 2017	$0	($6,506)	$0.00

August 31, 2017	$0	($6,591)	$0.00

May 31, 2017	$0	($4,319)	$0.00

February 28, 2017	$0	($12,502)	$0.01

November 30, 2016	$0	($1,038)	$0.00

August 31, 2016	$0	($17,706)	$0.00

May 31, 2016	$0	($9,818)	$0.01

5.3 Dividends

The future payment of dividends will be dependent upon the financial requirements of the Corporation to fund further growth, the financial condition of the Corporation and other factors which the Corporation's Board of Directors may consider in the circumstances. It is not contemplated that any dividends will be paid in the immediate or foreseeable future, if at all.

5.4 Foreign GAAP

This item does not apply to the Corporation.

6. MANAGEMENT'S DISCUSSION AND ANALYSIS

The Corporation's MD&A for the year ended August 31, 2017 is attached to this Listing Statement as Schedule "C" – MD&A of Century Financial Capital Group Inc. FV Pharma's MD&A for the year ended December 31, 2017 is attached hereto as Schedule "D" –MD&A of FV Pharma Inc.

7. MARKET FOR SECURITIES

The Class B Subordinate Voting Shares are currently unlisted. It is expected that the Class B Subordinate Voting Shares will be listed for trading on the CSE under the symbol "HUGE".

The FV Pharma Class B Shares are not listed for trading on any stock exchange.

8. CONSOLIDATED CAPITALIZATION

The outstanding capital of the Corporation consists of:

(a) 15,000 Class A Multiple Voting Shares

(b) 1,319,600,458 Class B Multiple Voting Shares

(c) 100,000,000 Corporation Options

(d) 112,242,457 Corporation Warrants

9. OPTIONS TO PURCHASE SECURITIES

On February 19, 2018 the Corporation’s Board of Directors approved a stock option plan (the “Stock Option Plan”). The Stock Option Plan provides that the aggregate number of securities reserved for issuance will be 10% of the number of common shares of the Corporation issued and outstanding from time to time.

The Stock Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Corporation and thereby encourage their continuing association with the Corporation. Management proposes stock option grants to the Board based on such criteria as performance, previous grants, and hiring incentives. All grants require Board approval. The share option plan is administered by the Board and provides that options will be issued to directors, officers, employees or consultants of the Corporation or a subsidiary of the Corporation.

The Stock Option Plan is administered by the Board of Directors of the Corporation, which has full and final authority with respect to the granting of all options thereunder. Corporation Options may be granted under the Stock Option Plan to such service providers of the Corporation and its affiliates, if any, as the Board of Directors may from time to time designate. The exercise prices will be determined by the Board of Directors, but will, in no event, be less than the market value of the Class B Subordinate Voting Shares or the lowest price permitted by the policies of any stock exchange on which the Class B Subordinate Voting Shares may be listed. All Corporation Options granted under the Stock Option Plan will expire not later than the date that is ten years from the date that such options are granted. Corporation Options granted under the Stock Option Plan are not transferable or assignable other than by testamentary instrument or pursuant to the laws of succession.

Pursuant to the Amalgamation, Corporation Options were issued to the holders of the FV Pharma Options in exchange and replacement for, and on an equivalent basis as, the FV Pharma Options. The FV Pharma Options were cancelled.

The following tables sets out all Corporation Stock Options:

Number of Options to
Acquire Class B
Subordinate Voting
Category of Option Holder	Shares held as a Group
(a) All proposed officers and directors (Thomas Fairfull, Zeeshan Saeed)	40,000,000
(b) All consultants as a group	42,000,000
(c) All other persons or companies (e.g. former officers and directors of FV Pharma and the Corporation, all employees)	18,000,000
TOTAL NUMBER OF OUTSTANDING OPTIONS	100,000,000

The following table provides information as to material provisions of the options of the Corporation that are outstanding:

	Number of	Exercise
Date of Grant	Options	Price	Expiry Date
September 15, 2017	40,000,000	$0.022	September 15, 2022
December 23, 2017	1,500,000	$0.025	December 23, 2019
January 5, 2018	29,000,000	$0.05	January 5, 2023
February 25, 2018	1,000,000	$0.09	February 25, 2023
March 22, 2018	1,000,000	$0.09	March 22, 2023
March 28, 2018	2,500,000	$0.09	March 28, 2023
April 8, 2018	15,000,000	$0.09	April 8, 2023
April 9, 2018	10,000,000	$0.10	April 9, 2023
TOTAL	100,000,000

10. DESCRIPTION OF THE SECURITIES

10.1 Description of the Corporation's Securities Corporation

The Corporation’s authorized share capital consists of an unlimited number of Class A Multiple Voting Shares and an unlimited number of Class B Subordinate Voting Shares. As at February 28, 2018, there were 15,000 Class A Multiple Voting Shares issued and outstanding and 1,319,600,458 Class B Subordinate Voting Shares issued and outstanding.

Voting Rights

Except as otherwise prescribed by the OBCA, at a meeting of shareholders of the Corporation, each Class B Subordinate Voting Share entitles the holder thereof to one vote and each Class A Multiple Voting Share entitles the holder thereof to 276,660 votes on all matters.

Rank

The Class A Multiple Voting Shares and Class B Subordinate Voting Shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation. In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Class A Multiple Voting Shares and the holders of Class B Subordinate Voting Shares are entitled to participate equally, share for share, subject always to the rights of the holders of any class of shares ranking senior to the Class A Multiple Voting Shares and the Class B Subordinate Voting Shares, in the remaining property and assets of the Corporation available for distribution to shareholders, without preference or distinction among or between the Class A Multiple Voting Shares and the Class B Subordinate Voting Shares.

Dividends

Holders of Class A Multiple Voting Shares and Class B Subordinate Voting Shares are entitled to receive, subject always to the rights of the holders of any class of shares ranking senior to the Class A Multiple Voting Shares and Class B Subordinate Voting Shares, dividends out of the assets of the Corporation legally available for the payment of dividends at such times and in such amount and form as the Board may from time to time determine and the Corporation will pay dividends thereon on a pari passu basis, if, as and when declared by the Board.

Conversion

The Class B Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Class A Multiple Voting Share may, at any time at the option of the holder, be converted into one Class B Subordinate Voting Share. Upon the first date that any Class A Multiple Voting Share is held other than by a Permitted Holder, the Permitted Holder which held such Class A Multiple Voting Share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such Class A Multiple Voting Share into a fully paid and non-assessable Class B Subordinate Voting Share.

Subdivision or Consolidation

No subdivision or consolidation of the Class A Multiple Voting Shares or the Class B Subordinate Voting Shares may be carried out unless, at the same time, the Class A Multiple Voting Shares or the Class B Subordinate Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

Change of Control Transactions

The holders of Class B Subordinate Voting Shares are entitled to participate on an equal basis with holders of Class A Multiple Voting Shares in the event of a “Change of Control Transaction” requiring approval of the holders of Class A Multiple Voting Shares and Class B Subordinate Voting Shares under the OBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Class A Multiple Voting Shares and by a majority of the votes cast by the holders of outstanding Class B Subordinate Voting Shares each voting separately as a class.

Proposals to Amend the Articles of Amendment

Neither the holders of the Class A Multiple Voting Shares nor the holders of the Class B Subordinate Voting Shares are entitled to vote separately as a class upon a proposal to amend the Articles of Amendment in the case of an amendment referred to in paragraph (a) or (e) of subsection 170(1) of the OBCA.

Neither the holders of the Class A Multiple Voting Shares nor the holders of the Class B Subordinate Voting Shares shall be entitled to vote separately as a class upon a proposal to amend the Articles of Amendment in the case of an amendment referred to in paragraph (b) of subsection 170(1) of the OBCA unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Class A Multiple Voting Shares and Class B Subordinate Voting Shares differently, on a per share basis, and such holders are not otherwise entitled to vote separately as a class under any applicable law in respect of such exchange, reclassification or cancellation.

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Class A Multiple Voting Shares would not necessarily require that an offer be made to purchase Class B Subordinate Voting Shares. In accordance with the rules of the CSE designed to ensure that, in the event of a take-over bid, the holders of Class B Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Class A Multiple Voting Shares, the holders of not less than 80% of the outstanding Class A Multiple Voting Shares have entered into a customary coattail agreement with the Corporation and a trustee (the "Coattail Agreement"). The Coattail Agreement contains provisions customary for dual class, publicly-traded corporations designed to prevent transactions that otherwise would deprive the holders of Class B Subordinate Voting Shares of rights under the take-over bid provisions of applicable Canadian securities legislation to which they would have been entitled if the Class A Multiple Voting Shares had been Class B Subordinate Voting Shares.

The undertakings in the Coattail Agreement do not apply to prevent a sale of Class A Multiple Voting Shares by a holder of Class A Multiple Voting Shares party to the Coattail Agreement if concurrently an offer is made to purchase Class B Subordinate Voting Shares that:

a) offers a price per Class B Subordinate Voting Share at least as high as the highest price per share paid or required to be paid pursuant to the take-over bid for the Class A Multiple Voting Shares;

b) provides that the percentage of outstanding Class B Subordinate Voting Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding Class A Multiple Voting shares to be sold (exclusive of Class A Multiple Voting Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

c) has no condition attached other than the right not to take up and pay for Class B Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Class A Multiple Voting Shares; and

d) is in all other material respects identical to the offer for Class A Multiple Voting Shares.

In addition, the Coattail Agreement does not prevent the sale of Class A Multiple Voting Shares by a holder thereof to a Permitted Holder, provided such sale does not or would not constitute a take-over bid or, if so, is exempt or would be exempt from the formal bid requirements (as defined in applicable securities legislation). The conversion of Class A Multiple Voting Shares into Class B Subordinate Voting Shares, shall not, in of itself constitute a sale of Class A Multiple Voting Shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any sale of Class A Multiple Voting Shares (including a transfer to a pledgee as security) by a holder of Class A Multiple Voting Shares party to the Coattail Agreement is conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Class A Multiple Voting Shares are not automatically converted into Class B Subordinate Voting Shares in accordance with the Articles of Amendment.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Class B Subordinate Voting Shares. The obligation of the trustee to take such action will be conditional on the Corporation or holders of the Class B Subordinate Voting Shares providing such funds and indemnity as the trustee may require. No holder of Class B Subordinate Voting Shares has the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Class B Subordinate Voting Shares and reasonable funds and indemnity have been provided to the trustee.

The Coattail Agreement may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the CSE and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2/3% of the votes cast by holders of Class B Subordinate Voting Shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Class B Subordinate Voting Shares held directly or indirectly by holders of Class A Multiple Voting Shares, their affiliates and related parties and any persons who have an agreement to purchase Class A Multiple Voting Shares on terms which would constitute a sale for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of Class B Subordinate Voting Shares under applicable law.

FV Pharma

FV Pharma's authorized share capital consists of an unlimited number of FV Pharma Class A Shares and an unlimited number of FV Pharma Class B Shares. Pursuant to the Amalgamation, FV Pharma is now a wholly-owned subsidiary of the Corporation.

10.2 Debt Securities

The Corporation is only seeking a listing of the Class B Subordinate Voting Shares and not a listing of any other securities, including but not limited to, debt securities.

10.3 Other Securities

The Corporation is only seeking a listing of the Class B Subordinate Voting Shares and not a listing of any other securities, including but not limited to, other equity securities.

10.4 Modification of Terms

(a) Alterations to Rights of Class B Subordinate Voting Shares

In addition to any other voting right or power to which the holders of Class B Subordinate Voting Shares shall be entitled by law or regulation or other provisions of the Articles from time to time in effect, but subject to the provisions of the Articles, holders of Class B Subordinate Voting Shares shall be entitled to vote separately as a class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Articles which would adversely affect the powers, preferences or rights of the holders of Class B Subordinate Voting Shares.

(b) Other Methods of Modifying Rights of Class B Subordinate Voting Shares

There are no methods of modifying the rights of the Class B Subordinate Voting Shares, other than as set out above.

10.5 Other Attributes

For a full description of the characteristics of the Class B Subordinate Voting Shares of the Corporation, reference should be made to the articles of amendment and by-laws of the Corporation which are available under the Corporation's SEDAR profile at www.sedar.com, and the relevant provisions of the OBCA.

10.6 Prior Sales of Century Common Shares and FV Pharma Class B Shares The Corporation

The following tables set forth the issuances of Century Common Shares within the last twelve (12) months before the date of this Listing Statement.

Date Issued	Number of	Issue Price per	Total funds	Nature of
	Century	Share ($)	received ($)	Consideration
	Common Shares
December 28, 2017	2,250,000	0.02	45,000	Cash

December 28, 2017	2,966,102	0.0118	N/A	Note Conversion

December 28, 2017	2,708,080	0.025	N/A	Debt Settlements

December 28, 2017	2,879,581	0.05	N/A	Debt Settlements

December 28, 2017	300,000	0.0667	N/A	Debt Settlements

January 4, 2018	41,666,666	0.06	2,499.999.96	Cash

March 16, 2018	54,230,708	N/A	N/A	Stock Dividend

FV Pharma

The following table sets forth the issuances of FV Pharma Class B Shares within the last twelve (12) months before the date of this Listing Statement.

Date Issued	Number of	Issue Price per	Total funds	Nature of
	Securities	Security ($)	received ($)	Consideration
May 24, 2017 – August 14,	22,889,446	$0.0294	$688,219	Cash
2017
October 20, 2017	26,733,000	$0.376	$1,005,000	Cash

November 1, 2017	173,897,500	$0.376	$1,005,000	Cash

November 14, 2017	119,241,150	$0.376	$4,482,750	Cash

November 21, 2017	23,932,020	$0.376	$899,700	Cash

December 12, 2017	2,421,930	$0.376	$91,050	Cash

December 29, 2017	2,394,000	$0.376	$90,000	Cash

March 27, 2018	31,536,454	$0.09	$2,838,280	Cash

March 9 – March 29, 2018(1)	371,159,913	$0.09	$33,404,392	Cash
April 18, 2018	12,457,936	$0.09	$1,121,220	Cash

May 8, 2018	1,372,553	$0.09	$123,530	Cash

Notes:

(1) See "Recent Financings – Subscription Receipt Financing"

10.7 Stock Exchange Price

The Class B Subordinate Voting Shares are not currently listed for trading on any exchange or market and have not been listed at any time during the past 24 months.

11. ESCROWED SECURITIES

As required under the policies of the CSE, Principals of the Corporation will enter into an escrow agreement as if the Corporation was subject to the requirements of NP 46-201. The form of the escrow agreement must be as provided in NP 46-201. Escrowed Securities will be released on scheduled periods specified in NP 46-201 for emerging issuers, that is, 10% will be released upon listing followed by six subsequent releases of 15% each every six months thereafter.

The table below includes the details of Escrowed Securities that will be held by Principals of the Corporation:

Designation of class held in	Number of securities	Percentage of class
escrow(1)	held in escrow
Class B Subordinate Voting Shares	169,007,547	12.81%

Corporation Stock Options	40,000,000	40%

Warrants	68,821,899	61.31%

Notes:

(1) Computershare Trust Company of Canada is the escrow agent for these shares.

12. PRINCIPAL SHAREHOLDERS

12.1 Principal Shareholders

To the knowledge of the directors and officers of the Corporation, the following Persons beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation:

			Percentage of
Name and Municipality	Number of Class A	Number of Class B	Voting Shares
of Residence of	Multiple Voting	Subordinate Voting	Owned (Class A
Shareholder	Shares Owned(4)	Shares	& Class B)
Thomas Fairfull	5,000	52,910,324	26.26%
Pickering, Ontario
Zeeshan Saeed(1)	5,000	62,934,474	26.44%
Mississauga, Ontario
Anthony Durkacz(2)	5,000	53,162,749(3)	26.26%
Etobicoke, Ontario

Notes:

(1) Xorax Family Trust, a trust of which Zeeshan Saeed is a beneficiary, is the registered owner of the Class A Multiple Voting Shares.

(2) Fortius Research and Trading Corp., a corporation controlled by Anthony Durkacz, is the registered owner of the Class A Multiple Voting Shares.

(3) Fortius Research and Trading Corp., a corporation controlled by Anthony Durkacz, is the registered owner of 21,314,701 Class B Subordinate Voting Shares and First Republic Capital Corporation, a corporation majority owned by Anthony Durkacz, is the registered owner of 31,848,048 Class B Subordinate Voting Shares.

(4) Each Class A Multiple Voting Share has 276,660 votes per share, and each Class B Subordinate Voting Share has one (1) vote per share. Except as required by the OBCA or the Articles of Amendment, the holders of the Class A Multiple Voting Shares and holders of the Class B Subordinate Voting Shares vote together as a single class on all matters at meetings of the shareholders.

To the knowledge of the Corporation and FV Pharma, no voting trust exists within the Corporation such that more than 10% of any class of voting securities of the Corporation are held, or are to be held, subject to any voting trust or other similar agreement.

12.2 Associates and Affiliates

To the knowledge of the Corporation none of the principal shareholders is an Associate or Affiliate of any other principal shareholder.

13. DIRECTORS AND OFFICERS

13.1 − 13.5 – Directors and Officers

The Articles of the Corporation provide that the number of directors should not be fewer than three and not more than 12 directors. Each director holds office until the next annual meeting of the Corporation.

The Corporation's Board currently consists of three directors, two of whom can be defined as an "unrelated director" or a director who is independent of management and is free from any interests and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholders, and do not have interests in or relationships with the Corporation.

The following table lists the names, municipalities of residence of the directors and officers of the Corporation, their positions and offices to be held with the Corporation, and their principal occupations during the past five (5) years and the number of securities of the Corporation that are beneficially owned, directly or indirectly, or over which control or direction will be exercised by each.

			Number and	Number and
			Percentage of	Percentage of
		Director of	Class A	Class B
Name, Municipality		the	Multiple	Subordinate
of Residence and	Principal Occupation	Corporation	Voting Shares	Voting Shares
Position Held	for Past Five Years(2)	Since	Owned	Owed
Thomas Fairfull,	Chief Executive	2018	5,000	52,910,324
Pickering, Ontario –	Officer of FV Pharma		(33.33%)	(4.09%)
Director and Chief
Executive Officer

Zeeshan Saeed,	Entrepreneur	2018	5,000	62,934,484
Mississauga, Ontario			(33.33%)	(4.77%)
– Director and
Executive Vice-
President(1)
Donal Carroll,	Corporate Finance	2018	Nil	665,000
Etobicoke, Ontario –				(0.05%)
Director(3)
Vladimir Klacar,	Associate General	2018	Nil	Nil
Toronto, Ontario –	Counsel at Cannabis
Director(3)	Wheaton Income
	Corp.
Gerry Goldberg,	Partner at Schwartz	2018	Nil	Nil
Toronto, Ontario –	Levitsky Feldman
Director(3)	LLP

Notes:

(1) Xorax Family Trust, a trust of which Zeeshan Saeed is a beneficiary, is the registered owner of the Class A Common Shares and the Class B Common Shares.

(2) For additional details on each Director, please see 13.11 "Management".

(3) Gerry Goldberg (chair), Donal Carroll and Vladimir Klacar will comprise the audit committee.

13.6 − 13.9 − Corporate Cease Trade Orders or Bankruptcies; Penalties or Sanctions; Personal

Bankruptcies

No proposed director of the Corporation:

(a) is, at the date of this Listing Statement, or has been, within 10 years before the date of this Listing Statement, a director, chief executive officer or chief financial officer of any Corporation, including any personal holding Corporation of such director, chief executive officer or chief financial officer that:

(i) while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other relevant Corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii) was the subject of a cease trade or similar order or an order that denied the relevant Corporation access to any exemption under securities legislation for a period of more than 30 consecutive days issued after the that person issued after the director, chief executive officer or chief financial officer ceased to be a director or executive officer and which resulted from an event that occurred while the person was acting in such capacity;

(b) is, at the date of this Listing Statement, or has been, within 10 years before the date of this Listing Statement, a director or executive officer of any Corporation (including the Corporation and any personal holding Corporation of such director or executive officer) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) nor any personal holding Corporation has, within 10 years before the date of this Listing Statement, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person or their personal holding Corporation.

No proposed director of the Corporation has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

13.10 − Conflicts of Interest

Conflicts of interest may arise as a result of the directors, officers and promoters of the Corporation also holding positions as directors or officers of other companies. Some of the individuals who will be directors and officers of the Corporation have been and will continue to be engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Corporation will be in direct competition with the Corporation. Conflicts, if any, will be subject to the procedures and remedies provided under the OBCA.

13.11 − Management

Brief descriptions of the biographies for all of the proposed officers and directors of the Corporation are set out below:

Thomas Fairfull, Age 70, Director and Chief Executive Officer

Mr. Fairfull has been the Chief Executive Officer of the FV Pharma for the last 5 years. He has experience guiding companies through the process of developing, testing and commercializing products and consulting with companies bringing products to market. Prior to his role with FV Pharma, Mr. Fairfull founded Dynacert (TSXV: DYA), which specialized in on-board clean hydrogen generation technology for use by the trucking industry.

Zeeshan Saeed, Age 48, Director and Executive Vice-President

Mr. Saeed is an entrepreneur has been involved with FV Pharma for over four years. Mr. Saeed provided consulting advice to FV Pharma and was instrumental for raising the initial seed capital. He played a key role in bringing together a team of professionals in the development of the Corporation’s business plan. He has experience in international capital markets and has helped various startups with the process of raising initial funding and getting listed on various stock exchanges. Mr. Saeed is an Engineer by qualification and is currently the Executive Vice President of FV Pharma. Before entering capital markets Mr. Saeed was the founder and CEO of Platinum Telecommunications Inc. Mr. Saeed grew the Corporation to a stage at which it was taken over by a public Corporation by the name of BankEngine Technologies which in turn was taken over by a bigger public entity.

Donal Carroll, Age 43, Director

Mr. Carroll has 15 years of corporate finance leadership and public Corporation experience, as well as deep expertise in syndicate investing both in equity and debt securities. With a balance of prudent financing practices and unique insights, Mr. Carroll has successfully guided companies for expansion and growth. Throughout his tenure with Danaher (DHR:NYSE), Alberto Culver (ACV:NYSE) – now Unilever (UL:NYSE) and Cardinal Meats, Mr. Carroll was instrumental in major restructuring activities, mergers and acquisitions, and the implementations of new internal controls and ERP systems resulting in significant efficiencies through periods of substantial change and strong Corporation growth. Mr. Carroll holds a CPA- CMA designation as well as a Bachelor of Commerce degree from University College Dublin (UCD).

Gerry Goldberg, Age 75, Director

Gerald Goldberg has over 30 years of experience and heads the US Public Corporation audit division of firm Schwartz Levitsky Feldmen LLP and has industry expertise in the service, distribution, retail, mining, natural resources and oil & gas, real estate, "not-for-profit" entities and manufacturing industries with a strong emphasis in taxation and business advisory services. He is also active in corporate finance and development and was involved in the structure and design of numerous innovative financing instruments, tax shelters and syndications, both in Canada and the US. He is actively involved with the audit of various public Canadian, US, Chinese and other foreign companies listed in the US and Canada. He is or was an independent Director, Chairman and member of the audit committees, both of numerous public companies, non-profit, educational and other institutions, organizations and companies.

Vladimir Klacar, Age 31, Director

Vladimir is widely regarded as one of Canada’s leading advisors in the Canadian cannabis industry.

Vladimir is the Associate General Counsel & Head of Regulation Affairs at Cannabis Wheaton Income Corp. Prior to joining Cannabis Wheaton, Vladimir was an associate in the Cannabis Group at Bennett Jones LLP. In this role, he had a broad corporate commercial practice where he advised local and international clients on a full range of corporate, commercial and securities matters as well as regulatory matters such as licensing and compliance pursuant to the Access to Cannabis for Medical Purposes Regulations and the Narcotic Control Regulations. Vladimir has represented a variety of cannabis industry participants on complex transactional and regulatory matters including licensed producers, licensed producer applicants, licensed dealers, e-commerce platforms, seed-to-sale software developers, design and build firms, patient aggregators, equipment manufacturers and distributors, and cannabis branding companies.

14. CAPITALIZATION

14.1 Securities Classes

The following chart is with respect to the Class B Subordinate Voting Shares

		Number of
	Number of	Securities	% of Issued	% of Issued
	Securities	(fully-	(non-	(fully-
	(non-diluted)	diluted)	diluted)	diluted)
Public Float
Total outstanding (A)	1,319,600,458	1,531,842,915	100%	100%
Held by Related Persons or
employees of the Company or
Related Person of the
Company, or by persons or
companies who beneficially
own or control, directly or
indirectly, more than a 5%
voting position in the	169,007,547	308,260,484	12.81%	20.12%
Company (or who would
beneficially own or control,
directly or indirectly, more
than a 5% voting position in
the Company upon exercise
or conversion of other securities held) (B)
Total Public Float (A-B)	1,150,592,911	1,223,582,431	87.19%	79.88%

Freely-Tradeable Float
Number of outstanding
securities subject to resale
restrictions, including
restrictions imposed by	152,106,793(1)	250,046,502	11.12%	16.32%
pooling or other arrangements
or in a shareholder agreement
and securities held by control
block holders (C)
Total Tradeable Float (A-C)	1,167,493,665	1,281,796,413	88.47%	83.68%

Notes:

(1) See Section 11 – Escrowed Securities. Upon the effective date of the Class B Subordinate Voting Shares being listed on the Exchange, 16,900,754 of the Class B Subordinate Voting Shares held in escrow or subject to resale restrictions will be released immediately and the remaining 152,106,793 Class B Subordinate Voting Shares will be subject to escrow or resale restrictions.

Public Securityholders (Registered)

Class of Security

Size of Holding	Number of holders	Total number of securities
1 - 99 securities	2,630	65,452
100 – 499 securities	634	119,920
500 – 999 securities	87	54,382
1,000 – 1,999 securities	54	63,398
2,000 – 2,999 securities	16	34,158
3,000 – 3,999 securities	6	18,854
4,000 – 4,999 securities	3	12,444
5,000 or more securities	1,269	1,319,083,556
Unable to confirm	Unable to confirm(1)	148,294
Total:	4,699	1,319,600,458

Notes:

(1) Class B Subordinate Voting Shares are held by an unknown number of participants (intermediaries) through CDS & Co., the Canadian depository for securities.

Public Securityholders (Beneficial)

Class B Subordinate Voting Shares of the Corporation

Size of Holding	Number of holders	Total number of securities
1 - 99 securities	2,630	65,452
100 – 499 securities	634	119,920
500 – 999 securities	87	54,382
1,000 – 1,999 securities	54	63,398
2,000 – 2,999 securities	16	34,158
3,000 – 3,999 securities	6	18,854
4,000 – 4,999 securities	3	12,444
5,000 or more securities	1,269	1,319,083,556
Unable to confirm	Unable to confirm(1)	148,294
Total:	4,699	1,319,600,458

Notes:

(1) Class B Subordinate Voting Shares are held by an unknown number of participants (intermediaries) through CDS & Co., the Canadian depository for securities.

14.2 Convertible/Exchange Securities

	Number of	Number of listed securities
	convertible/exchangeable	issuable upon
Description of Security	securities	conversion/exchange
Corporation Stock Options	100,000,000	100,000,000	FV Pharma Class
		B	Shares
Corporation Warrants	112,242,457	112,242,457	FV Pharma Class
		B	Shares

14.3 Other Listed Securities

Neither the Corporation nor FV Pharma has any other listed securities reserved for issuance that are not included in section 10.6 or 14.2.

15. EXECUTIVE COMPENSATION

The following table sets forth the anticipated compensation to be paid or awarded to the directors and the following executive officers of the Corporation: (i) the Chief Executive Officer; (ii) the Chief Financial Officer; (iii) Vice-President, (iv) President:

Table of Compensation Excluding Compensation Securities
		Salary,
		Consulting
		Fee,				Value of all
		Retainer or		Committee	Value of	other	Total
		Commission	Bonus	or meeting	Perquisites	compensation	compensation
Name & position	Year	($)	($)	fees ($)	($)	($)	($)
Thomas Fairfull,	2018	385,000	N/A	N/A	N/A	18,000	403,000
Director and Chief
Executive Officer
Zeeshan Saeed,	2018	275,000	N/A	N/A	N/A	18,000	293,000
Director and
Executive Vice-
President
Donal Carrol,	2018	N/A	N/A	25,000	N/A	N/A	25,000
Director
Gerry Goldberg,	2018	N/A	N/A	25,000	N/A	N/A	25,000
Director
Vlad Klacar,	2018	N/A	N/A	25,000	N/A	N/A	25,000
Director

Compensation Discussion & Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Corporation’s executive compensation objectives and processes and to discuss compensation decisions relating to its NEOs.

The Corporation does not have in place a compensation committee. All tasks related to developing and monitoring the Corporation's approach to the compensation of NEOs are performed by members of the Board. The compensation of the NEOs and the Corporation's employees is reviewed, recommended and approved by the Board without reference to any specific formula or criteria, however, the Corporation reviews compensation programs of companies in its peer group to ensure that executive compensation is within the parameters of companies of a similar size and in the same industry.

The Corporation’s current compensation program is comprised of base salary, short term incentives (discretionary bonuses) and long term incentives under the Stock Option Plan. The compensation program is intended to reward executive officers on the basis of individual performance and achievement of corporate objectives, both in the short term and the long term. Each element of executive compensation is carefully considered by the Board to ensure that the there is the right mix of short-term and long-term incentives for the purposes of achieving the Corporation’s goals and objectives. In determining executive compensation, the Board considers the Corporation’s financial circumstances at the time decisions are made regarding executive compensation, and also the anticipated financial situation of the Corporation in the mid and long-term.

At this time, the Board has not established any benchmark or performance goals that the NEOs must achieve in order to maintain their respective positions as NEOs with the Corporation. However, the NEOs are expected to carry out their duties in an effective and efficient manner and to advance the business objectives of the Corporation. If the Board determines that these duties are not being met, the Board has the ability to replace such NEOs in its discretion.

The following executive compensation principles guide the Board in fulfilling its roles and responsibilities in the design and ongoing administration of the Corporation’s executive compensation program:

• The compensation program is intended to attract, motivate, reward and retain the management talent needed to achieve the Corporation’s business objectives of improving overall corporate performance and creating long-term value for the Shareholders. To that end, compensation levels and opportunities must be market competitive while also being fair and reasonable to shareholders

• Compensation must strike an appropriate balance between short and long-term rewards and incentives without motivating the executive officers to take unnecessary or excessive risk.

• Compensation programs must align executives’ long-term financial interests with those of Shareholders by providing equity-based incentives.

Base Salary

Base salaries and discretionary cash bonuses primarily reward recent performance and incentive stock options encourage NEOs to continue to deliver results over a longer period of time and serve as a retention tool.

The base salary of each executive officer is determined by the Board based on an assessment by the Board of his or her sustained performance, consideration of competitive compensation, the level of responsibility and experience of the individual, the relative importance of the position to the Corporation, and the professional qualifications of the individual. A final determination is made by the Board in its sole discretion and its knowledge of the industry and geographic location which the Corporation operates.

The NEOs’ performances and salaries are to be reviewed periodically to ensure that they properly reflect a balance of market conditions, the levels of responsibilities and accountability of each individual, their unique experience, skills and capability and level of sustained performance. Increases in salary are to be evaluated on an individual basis and are performance based. The amount and award of cash bonuses to key executives and senior management is discretionary, depending on, among other factors, the financial performance of the Corporation and the position of a participant.

Option Based Awards

The Stock Option Plan was approved by the Corporation’s Board of Directors effective as of February 9, 2018. The purpose of the Stock Option Plan is to assist the Corporation in attracting, retaining and motivating directors, officer, employees, consultants and contractors of the Corporation and its affiliates and to closely align the personal interests of such service providers with the interests of the Corporation and its shareholders.

The Stock Option Plan provides that the aggregate number of securities reserved for issuance will be 10% of the number of common shares of the Corporation issued and outstanding from time to time on a fully diluted basis. The Stock Option Plan is administered by the Board of Directors of the Corporation, which has full and final authority with respect to the granting of all options thereunder.

16. INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At any time since the beginning of the most recently completed financial years of the Corporation or FV Pharma, no director, executive officer or other senior officer of the Corporation or FV Pharma or person who acted in such capacity in the last financial year of the Corporation or FV Pharma, or proposed director or officer of the Corporation or any Associate of any such director or officer is, or has been, indebted to the Corporation or FV Pharma, as applicable, nor has any such persons indebtedness to another entity been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or FV Pharma or a subsidiary thereof.

17. RISK FACTORS

17.1 Risks Related to the Operations of the Corporation

The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Listing Statement. These risks and uncertainties are not the only ones the Corporation is facing. Additional risks and uncertainties not presently known to the Corporation, or that it currently deems immaterial, may also impair its operations. If any such risks actually occur, the business, financial condition, liquidity and results of the Corporation’s operations could be materially adversely affected. The risk factors described below should be carefully considered by readers, including investors considering a purchase of securities of the Corporation, along with all other information set forth in this Listing Statement

An investment in securities of the Corporation should only be made by persons who can afford a significant or total loss of their investment.

The Corporation is Not a Licenced Seller under the ACMPR

On October 13, 2017 FV Pharma received its Licence to cultivate cannabis from Health Canada under the ACMPR, but FV Pharma has not yet received a licence to sell medical cannabis. FV Pharma’s ability to sell medical cannabis in Canada is dependent on obtaining an amendment to its License from Health Canada and there can be no assurance that FV Pharma will obtain such an amendment to its License. The timeframes and costs required for FV Pharma or any applicant for a License under the ACMPR to build the infrastructure required, to apply for, and to receive, a License can be significant. The current backlog of applications from other licensees with Health Canada and the anticipated timeframe for processing and approval of any application for a license to sell medical cannabis cannot be reliably determined at this time.

Regulatory Risks

The Corporation operates in a new industry which is highly regulated and is in a market that is very competitive and evolving rapidly. The proposed activities of the Corporation will be subject to regulation by governmental authorities, including, but not limited to, Health Canada's Office of Controlled Substances. The Corporation's business objectives are contingent upon, in part, compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Corporation cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Corporation.

Although the operations of the Corporation are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the Corporation's ability to produce or sell medical cannabis. Amendments to current laws and regulations governing the importation, distribution, transportation and/or production of medical cannabis, more stringent implementation thereof or other unanticipated events could have a material adverse impact on the business, financial condition and operating results of Corporation.

Governmental Regulations and Risks

The Corporation's License is subject to environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non- compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations.

Government approvals and permits are currently, and may in the future, be required in connection with the Corporation's operations. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from its proposed production of medical cannabis or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Corporation may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Furthermore, amendments to current laws, regulations and permits governing the production of medical cannabis, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Licensing Requirements under the ACMPR

The market for cannabis (including medical cannabis) in Canada is regulated by the ACMPR, the Narcotic Control Regulations, and other applicable law. Health Canada is the primary regulator. The ACMPR aims to treat cannabis like any other narcotic used for medical purposes by creating conditions for a new commercial industry that is responsible for its production and distribution.

The ACMPR will subject the Corporation to stringent ongoing compliance and reporting requirements. Failure to comply with the requirements of its License or any failure to maintain the License could have a material adverse impact on the business, financial condition and operating results of the Corporation. Furthermore, the License will have an expiry date of October 13, 2020. Upon expiration of the License, the Corporation will be required to submit an application for renewal to Health Canada containing information prescribed under the ACMPR and any such renewal cannot be assured.

Applicants and Licensed Producers are required to demonstrate compliance with regulatory requirements, such as quality control standards, record-keeping of all activities as well as inventories of cannabis, and physical security measures to protect against potential diversion. Licensed producers are also required to employ qualified quality assurance personnel who ultimately approve the quality of the product prior to making it available for sale. This approval process includes testing (and validation of testing) for microbial and chemical contaminants to ensure that they are within established tolerance limits for herbal medicines for human consumption as required under the Food and Drugs Act, and determining the percentage by weight of the two active ingredients of cannabis, delta-9- Tetrahydrocannabinol and cannabidiol.

Change in Laws, Regulations and Guidelines

The Corporation’s operations are subject to various laws, regulations and guidelines relating to the manufacture, management, packaging/labelling, advertising, sale, transportation, storage and disposal of medical cannabis, as well as laws and regulations relating to drug, controlled substances, health and safety, the conduct of operations and the protection of the environment.

On February 24, 2016, in the case of Allard v Canada, the Federal Court of Canada found the MMPR to be unconstitutional and of no force and effect. The Federal Court suspended the declaration of invalidity for six months in order to give the government time to amend or issue new regulations. In response to the decision in Allard v Canada, on August 11, 2016, Health Canada introduced the ACMPR as the new regulatory scheme governing Canada’s medical cannabis program. The ACMPR came into force on August 24, 2016.

As of August 24, 2016, Health Canada commenced accepting applications from individuals who wish to register to produce a limited amount of cannabis for their own medical purposes or to designate someone to produce cannabis for them. Individuals who were previously authorized to possess and produce cannabis under the MMAR remain authorized to do so by virtue of a Federal Court injunction order. Starting materials such as plants or seeds are to be obtained from Licensed Producers only. Individuals will also continue to have the option to purchase quality controlled medical cannabis from Licensed Producers

The ACMPR includes provisions regulating production, processing, and labelling of cannabis to ensure quality, safety and predictability of effect. Under the ACMPR, Health Canada will continue to accept and process applications to become a Licensed Producer that were submitted under the former MMPR. Further, all Licenses and security clearances granted under the MMPR will continue under the ACMPR, which means that Licensed Producers can continue to register and supply clients with cannabis for medical purposes. New applicants can continue to apply for Licenses to produce under the ACMPR.

The risks to the business of the Corporation represented by this or similar actions are that they might lead to court rulings or legislative changes that allow those with existing licenses to possess and/or grow medical cannabis, perhaps allow others to opt out of the regulated supply system implemented through the ACMPR by growing their own medical cannabis, or potentially even legitimize illegal areas surrounding cannabis dispensaries. This could significantly reduce the addressable market for the Corporation's products and could materially and adversely affect the business, financial condition and results of operations for the Corporation. While the impact of any of such changes are uncertain and are highly dependent on which specific laws, regulations or guidelines are changed and on the outcome of any such court actions, it is not expected that any such changes would have an effect on the Corporation's operations that is materially different than the effect on similar-sized companies in the same business as the Corporation.

In addition, the industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the Corporation's control and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Corporation's earnings and could make future capital investments or the Corporation's operations uneconomic.

On June 30, 2016, the Canadian Federal Government established the Task Force to seek input on a new system to legalize and strictly regulate access to cannabis. On April 13, 2017, the Canadian Federal Government released Bill C-45, which proposes the enactment of the Cannabis Act, to regulate the production, distribution and sale of cannabis for unqualified adult use, with a target implementation date of no later than July 1, 2018. However, it is unknown if this regulatory change will be implemented at all. Several recommendations from the Task Force were reflected in the Cannabis Act including, but not limited to, permitting home cultivation, potentially easing barriers to entry into a Canadian recreational cannabis market and restrictions on advertising and branding. These could materially and adversely affect the future business, financial condition and results of operations of the Corporation.

Limited Operating History

While FV Pharma was incorporated and began carrying on business in 2011 it has yet to generate any revenue. Other than the Facility, the Corporation has no significant assets or other financial resources. The Corporation is therefore subject to many of the risks common to early-stage enterprises, including under- capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Corporation will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of the early stage of operations.

History of Losses

The Corporation has incurred losses in recent periods. The Corporation may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Corporation expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Corporation's revenues do not increase to offset these expected increases in costs and operating expenses, it will not be profitable.

Volatile Stock Price

The stock price of the Corporation is expected to be highly volatile and will be drastically affected by governmental and regulatory regimes and community support for the medical cannabis industry. The Corporation cannot predict the results of its operations expected to take place in the future. The results of these activities will inevitably affect the Corporation's decisions related to future operations and will likely trigger major changes in the trading price of the Corporation shares.

Dual Class Share Structure

The Corporation’s dual class structure has the effect of concentrating voting control and the ability to influence corporate matters with those shareholders. Class A Multiple Voting Shares have 276,660 votes per share and Class B Subordinate Voting Shares have 1 vote per share. As of March 28, 2018, shareholders who hold Class A Multiple Voting Shares together hold approximately 79% of the voting power of the Corporation’s outstanding voting shares and therefore have significant influence over management and affairs and over all matters requiring shareholder approval.

In addition, because of the voting ratio between Class A Multiple Voting Shares and Class B Subordinate Voting Shares, the holders of Class A Multiple Voting Shares collectively continue to control a majority of the combined voting power of the voting shares even where the Class A Multiple Voting Shares represent a substantially reduced percentage of the total outstanding shares. The different voting rights could diminish the value of the Class B Subordinate Voting Shares to the extent that investors or any potential future purchasers of the Class B Subordinate Voting Shares attribute value to the superior voting or other rights of the Class A Multiple Voting Shares. Holders of the Class B Subordinate Voting Shares will only have a right to vote, as a class, in limited circumstances described elsewhere in this Listing Statement and the Articles of Amendment.

The concentrated voting control of holders of Class A Multiple Voting Shares limits the ability of Class B Subordinate Voting Shareholders to influence corporate matters and all matters requiring shareholder approval, including the election of directors as well as with respect to decisions regarding amendment of the Corporation’s share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions

As a result, holders of Class A Multiple Voting Shares have the ability to influence many matters affecting us and actions may be taken that our Class B subordinate voting shareholders may not view as beneficial. The market price of our Class B Subordinate Voting Shares could be adversely affected due to the significant influence and voting power of the holders of Class A Multiple Voting Shares. Additionally, the significant voting interest of holders of Class A Multiple Voting Shares may discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Class B Subordinate Voting Shares, might otherwise receive a premium for the Class B Subordinate Voting Shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by one or more holders of Class A Multiple Voting Shares.

Future transfers by holders of Class A Multiple Voting Shares will generally result in those shares converting to Class B Subordinate Voting Shares, which will have the effect, over time, of increasing the relative voting power of those holders of Class A Multiple Voting Shares who retain their shares. Such holders could, in the future, control a significant percentage of the combined voting power of Class A Multiple Voting Shares and Class B Subordinate Voting Shares.

Each of the Corporation's directors and officers owes a fiduciary duty to the Corporation and must act honestly and in good faith with a view to the best interests of Corporation. However, any director and/or officer that is a shareholder, even a controlling shareholder, is entitled to vote its shares in its own interests, which may not always be in the interests of the Corporation's shareholders generally. The holders of the Class A Multiple Voting Shares may also take actions that other shareholders do not view as beneficial, which may adversely affect the Corporation's results of operations and financial condition and cause the value of an investment to decline.

Risks Inherent in an Agricultural Business

The Corporation's business may, in the future, involve the growing of medical cannabis, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although all such growing is expected to be completed indoors under climate controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production. In addition, if the Corporation cannot successfully develop its products, or if the Corporation experiences difficulties in the development process, such as quality control problems or other disruptions, the Corporation may not be able to develop market-ready commercial products at acceptable costs, which would affect its ability to successfully enter the market.

Energy Costs

The Corporation's medical cannabis growing operations will consume considerable energy, which will make it vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may, in the future, adversely impact the business of the Corporation and its ability to operate profitably.

Factors related to the Facility which may prevent realization of business objectives

Any adverse changes affecting the development or construction of the Facility and commencement of production could have a material and adverse effect on the Corporation's business, financial condition and prospects. There is a risk that these changes or developments could adversely affect the Facility by a variety of factors, including some that are discussed elsewhere in these risk factors and the following:

(a) delays in obtaining, or conditions imposed by, regulatory approvals;

(b) plant design errors;

(c) environmental pollution;

(d) non-performance by third party contractors;

(e) increases in materials or labour costs;

(f) construction performance falling below expected levels of output or efficiency;

(g) breakdown, aging or failure of equipment or processes;

(h) contractor or operator errors;

(i) labour disputes, disruptions or declines in productivity;

(j) inability to attract sufficient numbers of qualified workers;

(k) disruption in the supply of energy and utilities; or

(l) major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms.

It is also possible that the costs of commencing production may be significantly greater than anticipated by the Corporation's management, and may be greater than funds available to the Corporation, in which circumstance the Corporation may curtail, or extend the timeframes for completing its business plans. This could have an adverse effect on the financial results of the Corporation.

In addition, any potential expansion of the Facility is subject to Health Canada regulatory approvals. While management does not anticipate significant issues receiving any necessary approvals in the future, the delay or denial of such approvals may have a material adverse impact on the business and may result in the Corporation not meeting anticipated or future demand when it arises.

Reliance on Management

Another risk associated with the production and sale of medical cannabis is the loss of important staff members. The Corporation is currently in good standing with all high level employees and believes that with well managed practices will remain in good standing. The success of the Corporation will be dependent upon the ability, expertise, judgment, discretion and good faith of its senior management and key personnel. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Corporation's business, operating results or financial condition.

In addition, the Corporation’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Corporation may incur significant costs to attract and retain them.

Insurance and Uninsured Risks

The Corporation's business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labour disputes and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.

Although the Corporation maintains and intends to continue to maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in the operations of the Corporation is not generally available on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards which may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

The Corporation Will Be an Entrant Engaging in a New Industry

The medical cannabis industry is fairly new. There can be no assurance that an active and liquid market for the Class B Subordinate Voting Shares of the Corporation will develop and shareholders may find it difficult to resell their shares. Accordingly, no assurance can be given that the Corporation will be successful in the long term.

Dependence on Suppliers and Skilled Labour

The ability of the Corporation to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Corporation will be successful in maintaining its required supply of skilled labour, equipment, parts and components. This could have an adverse effect on the financial results of the Corporation.

Reliance on a Single Facility

The Corporation’s proposed activities and resources are primarily focused on the Facility. Adverse changes or developments affecting the Facility could have a material and adverse effect on the Corporation’s business, financial condition and prospects.

Difficulty to Forecast

The Corporation must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Corporation.

Additional Financing

There is no guarantee that the Corporation will be able to execute on its strategy. The continued development of the Corporation may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business strategy or the Corporation ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. In addition, from time to time, the Corporation may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase the Corporation’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth may have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects.

Internal Controls

Effective internal controls are necessary for the Corporation to provide reliable financial reports and to help prevent fraud. Although the Corporation will undertake a number of procedures and will implement a number of safeguards, in each case, in order to help ensure the reliability of its financial reports, including those imposed on the Corporation under Canadian securities law, the Corporation cannot be certain that such measures will ensure that the Corporation will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation's results of operations or cause it to fail to meet its reporting obligations. If the Corporation or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in the Corporation's consolidated financial statements and materially adversely affect the trading price of the Class B Subordinate Voting Shares.

Liquidity

The Corporation cannot predict at what prices the Corporation’s Class B Subordinate Voting Shares will trade, and there can be no assurance that an active trading market in the Corporation will develop or be sustained. Final approval of the CSE has not yet been obtained. There is a significant liquidity risk associated with an investment in the Corporation.

Dilution

The Corporation may issue equity securities to finance its activities, including future acquisitions. If the Corporation was to issue Class B Subordinate Voting Shares existing holders of such shares may experience dilution in their holdings. Moreover, when the Corporation's intention to issue additional equity securities becomes publicly known, the Corporation's share price may be adversely affected.

Litigation

The Corporation may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Corporation becomes involved be determined against the Corporation such a decision could adversely affect the Corporation's ability to continue operating and the market price for Corporation Class B Subordinate Voting Shares and could use significant resources. Even if the Corporation is involved in litigation and wins, litigation can redirect significant Corporation resources.

17.2 Risks Related to the Medical Cannabis Industry

Cannabis is Not an Approved Drug or Medicine

Cannabis is not an approved drug or medicine in Canada. The Government of Canada does not endorse the use of cannabis, but the courts have required reasonable access to a legal source of cannabis when authorized by a healthcare practitioner.

Legislative or Regulatory Reform

The Corporation's operations will be subject to a variety of laws, regulations, guidelines and policies relating to the manufacture, import, export, management, packaging/labeling, advertising, sale, transportation, storage and disposal of medical cannabis but also including laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment. While to the knowledge of FV Pharma’s management, FV Pharma is currently in compliance with all such laws, changes to such laws, regulations and guidelines due to matters beyond the control of FV Pharma, may cause adverse effects to its operations and financial condition.

The commercial medical cannabis industry is a new industry and the Corporation anticipates that such regulations will be subject to change as the Federal Government monitors licensed producers.

Unfavourable Publicity or Consumer Perception

Management of the Corporation believes the medical cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical cannabis produced. Consumer perception of the Corporation's proposed products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Corporation's proposed products and the business, results of operations, financial condition and cash flows of the Corporation. The Corporation's dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Corporation, the demand for the Corporation's proposed products, and the business, results of operations, financial condition and cash flows of the Corporation.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical cannabis in general, or the Corporation's proposed products specifically, or associating the consumption of medical cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

Product Liability

If licensed as a distributor of products designed to be ingested by humans, the Corporation faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of the Corporation's products would involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Corporation's products alone or in combination with other medications or substances could occur. The Corporation may be subject to various product liability claims, including, among others, that the Corporation's products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Corporation could result in increased costs, could adversely affect the Corporation's reputation with its clients and consumers generally, and could have a material adverse effect on the results of operations and financial condition of the Corporation. There can be no assurances that the Corporation will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Corporation's potential products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Corporation's products are recalled due to an alleged product defect or for any other reason, the Corporation could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Corporation may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Corporation has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Corporation's significant brands were subject to recall, the image of that brand and the Corporation could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Corporation's products and could have a material adverse effect on the results of operations and financial condition of the Corporation. Additionally, product recalls may lead to increased scrutiny of the Corporation's operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Competition

On October 19, 2015, the Liberal Party of Canada (the "Party") obtained a majority government in Canada. The Party has committed to the legalization of recreational cannabis in Canada. On April 13, 2017, the federal government announced legislation to legalize the production and sale of cannabis. It is currently expected that this new legislation will be in effect by the end of June 2018. The introduction of a recreational model for cannabis production and distribution may impact the medical cannabis market. The impact of this potential development may be negative for the Corporation and could result in increased levels of competition in its existing medical market and/or the entry of new competitors in the overall cannabis market in which the Corporation operates.

There is potential for the Corporation to face intense competition from other companies, some of which have longer operating histories and more financial resources, industry, manufacturing and marketing experience than the Corporation. Additionally, there is potential that the industry will undergo consolidation, creating larger companies that may have increased geographic scope and other economies of scale. Increased competition by larger and better-financed competitors with geographic and other structural advantages could materially and adversely affect the proposed business, financial condition and results of operations of the Corporation.

To date, the government has only issued a limited number of licenses under the ACMPR to produce and sell medical cannabis. There are, however, several hundred applicants for licenses. The number of licenses granted could have an impact on the operations of the Corporation. Because of the early stage of the industry in which the Corporation operates, the Corporation expects to face additional competition from new entrants. If the number of users of medical cannabis in Canada increases, the demand for products will increase and the Corporation expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Corporation will require a continued high level of investment in research and development, marketing, sales and client support. The Corporation may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of the Corporation.

Client Acquisition and Retention

The Corporation’s success will depend to a substantial extent on the willingness of new patients to try or migrate to its service. If patients do not perceive the benefits of its services, then the market for these services may not develop at all, or it may develop more slowly than expected, either of which would significantly adversely affect operating results. In addition, as a new Corporation in this competitive market, the Corporation has limited insight into trends that may develop and affect its business. The Corporation may make errors in predicting and reacting to relevant economic and currency-related trends, which could harm its business.

There are many factors which could impact the Corporation’s ability to attract and retain patients, including but not limited to, desirable and effective product, the successful implementation of a patient-acquisition plan and the continued growth in the number of patients selecting cannabis as a treatment option and other companies producing and supplying similar products.

Strategic Partnerships

The Corporation’s business plan contemplates several strategic partnerships or relationships that may not necessarily materialize in the course of the Corporation’s business, particularly with respect to its proposed cultivation Facility. In connection therewith, the Corporation expects to be dependent on its strategic relationship with Cannabis Wheaton, whose management team will assist FV Pharma with all aspects the design, development, financing, build-out and operations of its Facility as well as the marketing, branding and distribution of the cannabis and cannabis-derived products generated by the Facility. If this relationship is unsuccessful, or if the Corporation is unsuccessful in establishing it, the Corporation may be unable to effectively develop, manufacture, market and distribute its products in accordance with its business plan.

Transportation Risks

Due to the perishable nature of its proposed products, the Corporation will depend on fast and efficient third party transportation services to distribute its product. Any prolonged disruption of third party transportation services could have an adverse effect on the financial condition and results of operations of the Corporation.

Market Unpredictability

The current medical cannabis industry is relatively undeveloped. There is no certainty that the market of patients or recreational users will expand as sufficiently as industry analysts predict. In particular, the proposed federal legalization of the recreational use of cannabis in July 2018 may impact operations. It is unclear at this point what the form of such a market will be and whether the Corporation’s participation in it will be permitted or restricted by any of the as-yet unidentified federal, provincial and municipal rules, by-laws and regulations..

18. PROMOTERS

18.1 Promoter Consideration

Neither the Corporation nor FV Pharma is a party to any written or oral agreement or understanding to provide any promotional or investor relations services for the Corporation or FV Pharma, respectively.

19. LEGAL PROCEEDINGS

19.1 Legal Proceedings

To the knowledge of the management of the Corporation, there are no actual or contemplated material legal proceedings to which the Corporation is a party.

19.2 Regulatory Actions

The Corporation is not subject to any penalties or sanctions imposed by any court or regulatory authority relating to securities legislation or by a securities regulatory authority, nor has the Corporation entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that are necessary to provide full, true and plain disclosure of all material facts relating to the Corporation's securities or would be likely to be considered important to a reasonable investor making an investment decision.

20. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Corporation transacts with related parties in the normal course of business. These transactions are measured at their exchange amounts:

During the nine months ended September 30, 2017, FV Pharma entered into the following transactions with related parties:

• FV Pharma granted 40,000,000 FV Pharma Options of which, 20,000,000 were to Thomas Fairfull, a director of FV Pharma and 20,000,000 were to Zeeshan Saeed, a consultant and shareholder of FV Pharma. Each FV Pharma Option has an exercise price of $0.022 per share and expires on September 15, 2022. Stock-based compensation expense in respect of this transaction was $1,495,300.

• FV Pharma issued 40,000,000 FV Pharma Special Warrants to Anthony Durkacz, a shareholder of FV Pharma. Each FV Pharma Special Warrant has an exercise price of $0.05 per share and expires on September 15, 2022. Stock-based compensation expense in respect of this transaction was $1,495,300.

• FV Pharma signed an engagement letter with First Republic Capital Corporation ("First Republic"), an entity controlled by Anthony Durkacz, a principal shareholder of the FV Pharma, dated September 7, 2017 (the "Engagement Letter"). Pursuant to the Engagement Letter, First Republic completed private placement offerings of Class B Common Shares and subscription receipts for proceeds of up to $35,000,000. Closing of the Class B Common Share financing was completed in several tranches between October 21, 2017 and December 29, 2017, with total gross proceeds of $13,097,000 through the issuance of 261,940,000 Class B Common Shares. The Corporation paid total commissions to First Republic of $1,178,730 and issued 23,547,600 broker warrants pursuant to the Engagement Letter. Each Broker Warrant is exercisable into one Class B common non-voting share, at a price of $0.05 per share, and expires in December 2019. FV Pharma is also required to notify First Republic of the terms of any further financing that it requires or proposes to obtain during the 24 months following the closing of the private placement and First Republic will have the right of first refusal to provide such financing. On March 28, 2018, FV Pharma closed the Subscription Receipt Financing. For more details see: "General Developments of the Business – Recent Financings – Subscription Receipt Financing"

21. AUDITORS, TRANSFER AGENTS AND REGISTRARS

21.1 Auditors

The auditors of the Corporation are Dale Matheson Carr-Hilton Labonte LLP at its office located at 1500 – 1140 W. Pender Street, Vancouver, BC V6E 4G1.

The auditors of FV Pharma are DNTW Toronto LLP at its office located at 703 - 45 Sheppard Avenue East, Toronto, ON, M2N 5W9.

21.2 Transfer Agent and Registrar

The transfer agent and registrar of the Corporation is Computershare Trust Corporation at its office located at 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1.

22. MATERIAL CONTRACTS

During the course of the two years prior to the date of the Listing Statement, the Corporation and FV Pharma have entered into the following material contracts, other than contracts entered into in the ordinary course of business:

(a) the Amalgamation Agreement (see Item 3.1 – General Development of the Business);

(b) the Escrow Agreement (see Item 11 – Escrow);

(c) In August 2017, FV Pharma signed a purchase and sale agreement for the purchase of the building and land located at 520 Williams Street in the Town of Cobourg, Ontario for $5,500,000. The purchase closed in November 2017;

(d) On October 13, 2017, the Corporation’s application to Health Canada to become a licensed producer under the ACMPR has been granted (license No. 10-MM0225/2017), and the Corporation will begin general industrial activities within the confines of the license at its facility located at 520 William Street;

(e) the Engagement Letter (see Item 20 - Interest Of Management and Others In Material Transactions);

(f) FV Pharma entered into a binding letter of intent (the "CBW LOI") with Cannabis Wheaton Income Corp. ("CBW") pursuant to which CBW will develop all aspects of identified areas within the Facility in mutually agreed upon phases and in accordance with the License. Pursuant to the CBW LOI, CBW will receive a 49.9% stream in perpetuity of all cannabis (or cannabis-derived products including any immature cannabis plants and any cannabis trim) produced under partnership with CBW within the Project Facility. CBW will assist the Corporation with all aspects of the design, development, financing, build- out operations of the Project Facility as well as the marketing, branding and distribution of the Corporation’s cannabis and cannabis-derived products. The CBW LOI remains subject to certain conditions precedent including receipt of applicable regulatory approvals, Health Canada approval, and the execution of a definitive agreement which the parties expect to occur by the end of the second quarter of 2018.

(g) On March 22, 2018, the Corporation advanced a loan in the amount of $2,000,000 (the "Principal Amount") pursuant to the terms of a secured promissory note issued by FV Pharma to the Corporation (the "Promissory Note"). The Promissory Note accrues interest at a rate of ten percent (10%) per annum and is payable with any accrued and unpaid interest thereon on the earlier of (i) following completion of the Amalgamation, upon the date of receipt of a written notice from the Corporation declaring the entire unpaid principal balance immediately due and payable; and (ii) the date of receipt of a written notice from the Corporation declaring the entire unpaid principal balance immediately due and payable following an event of default under the terms of the Promissory Note.

22.2 Special Agreements

This section is not applicable to the Corporation.

23. INTEREST OF EXPERTS

No person or corporation whose profession or business gives authority to a statement made by the person or corporation and who is named as having prepared or certified a part of this Listing Statement or as having prepared or certified a report or valuation described or included in this Listing Statement holds any beneficial interest, direct or indirect, in any securities or property of the Corporation or of an Associate or Affiliate of the Corporation and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the corporation or of an Associate or Affiliate of the Corporation and no such person is a promoter of the corporation or an Associate or Affiliate of the Corporation.

Dale Matheson Carr-Hilton Labonte LLP, is independent of the Corporation in accordance with the rules of professional conduct of the Institute of Chartered Professional Accountants of Ontario.

DNTW Toronto LLP is independent of the Corporation and FV Pharma in accordance with the rules of professional conduct of the Institute of Chartered Professional Accountants of Chartered Professional Accountants of Ontario.

24. OTHER MATERIAL FACTS

Other than as set out elsewhere in this Listing Statement, there are no other material facts about the Corporation, FV Pharma, or their respective securities which are necessary in order for this Listing Statement to contain full, true and plain disclosure of all material facts relating to the Corporation and its respective securities.

25. FINANCIAL STATEMENTS

25.1 Financial Statements of the Corporation and FV Pharma

Schedule "A" contains a pro forma financial statement of the Corporation as at February 28, 2018 after giving effect to the Amalgamation as if it had been completed on that date.

Schedule "B" contains the unaudited interim financial statements of the Corporation for the three-month period ended November 30, 2017 and the audited financial statements of the Corporation for the years ended August 31, 2017, 2016 and 2015.

Schedule "C" contains the Corporation's MD&A for the year ended August 31, 2017.

Schedule "D" contains FV Pharma's MD&A for the year ended December 31, 2017.

Schedule "E" contains the audited financial statements of FV Pharma for the year ended December 30, 2017 and 2016.

CERTIFICATE OF THE ISSUER

Pursuant to a resolution duly passed by its Board of Directors, FSD Pharma Inc. hereby applies for the listing of the above mentioned securities on the Canadian Securities Exchange. The foregoing contains full, true and plain disclosure of all material information relating to FSD Pharma Inc. It contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made.

Dated at Toronto this 24 day of May, 2018.

"Thomas Fairfull"

Name: Thomas Fairfull

Title: Chief Executive Officer

SCHEDULE "A"

Please see attached.

FSD Pharma Inc.

Unaudited Pro Forma Consolidated Financial Statements

(Expressed in Canadian Dollars)

February 28, 2018

FSD Pharma Inc.

Pro Forma Consolidated Statement of Financial Position

As at February 28, 2018

(Unaudited - Expressed in Canadian Dollars)

		Century
		Financial
		Capital Group	Note	Pro Forma	Pro Forma
	FV Pharma Inc.	Inc.	Ref.	Adjustments	Consolidated
	$	$		$	$
Assets
Current assets
Cash	4,739,988	2,198,991	3(e)	11,483,856
			3(e)	(1,033,547)
			3(f)	21,920,536
			3(f)	(1,972,848)
			3(g)	2,838,280
			3(j)	1,121,220
			3(k)	123,530	41,420,006
Sales taxes recoverable	294,508				294,508
Prepaid and other assets	353,160	41,023			394,183
Total current assets	5,387,656	2,240,014		34,481,027	42,108,697
Property and equipment	8,292,038			-	8,292,038
Total assets	13,679,694	2,240,014		34,481,027	50,400,735
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,263,891	40,125		-	1,304,016
Advances from director	2,104	-		-	2,104
Total current liabilities	1,265,995	40,125		-	1,306,120
Long-term debt	-	-		-	-
Total liabilities	1,265,995	40,125		-	1,306,120
Shareholders' Equity
Capital stock
FV Pharma Class A share capital	201,500	-		-	201,500
FV Pharma Class B share capital	12,794,963	-	3(a)	9,761,527
Century Common shares	-	3,724,816	3(b)	(3,724,816)
			3(e)	11,483,856
			3(e)	(1,033,547)
			3(e)	(546,539)
			3(f)	21,920,536
			3(f)	(1,972,848)
			3(f)	(1,044,329)
			3(g)	2,838,280
			3(i)	2,866,324
			3(j)	1,121,220
			3(k)	123,530	58,312,973
Reserves	3,612,500	144,600	3(a)	105,807
			3(a)	508,839
	-		3(b)	(144,600)
	-		3(d)	2,134,645
			3(e)	546,539
			3(f)	1,044,329
			3(h)	168,754
			3(l)	67,479
			3(m)	16,868
			3(n)	1,011,747
			3(o)	168,625	9,386,132
Deficit	(4,195,264)	(1,669,527)	3(a)	(8,176,284)
			3(b)	1,669,527
			3(d)	(2,134,645)
			3(h)	(168,754)
			3(l)	(67,479)
			3(m)	(16,868)
			3(n)	(1,011,747)
			3(o)	(168,625)
			3(i)	(2,866,324)	(18,805,990)
Total shareholders' equity	12,413,699	2,199,889		34,481,027	49,094,615
Total shareholders' equity and liabilities	13,679,694	2,240,014		34,481,027	50,400,735

See accompanying notes to the unaudited pro-forma consolidated financial statements.

FSD Pharma Inc.
Pro Forma Consolidated Statement of Loss and Comprehensive Loss

For the Year Ended February 28, 2018

(Unaudited - Expressed in Canadian Dollars)

		Century
		Financial			Pro Forma
		Capital Group	Note	Pro Forma
	FV Pharma Inc.	Inc.	Ref.	Adjustments	Consolidated
	$	$		$	$
Operating expenses
Stock-based compensation	2,990,600	25,725	3(d)	2,134,645
			3(h)	168,754
			3(l)	67,479
			3(m)	16,868
			3(n)	1,011,747
			3(o)	168,625	6,584,443
Office and general	227,587	4,117		-	231,704
Occupancy costs	129,716	-		-	129,716
Professional fees	202,555	6,633		-	209,188
Accounting and corporate services	-	17,298		-	17,298
Transfer fees	-	2,740		-	2,740
Loss before undernoted items	(3,550,458)	(56,513)		(3,568,118)	(7,175,089)
Other expenses (income)
Other income	(25,943)	-		-	(25,943)
Gain on debt settlement		(113,938)		-	(113,938)
Listing expense	-	-	3(a)	8,176,284
			3(i)	2,866,324	11,042,608
	(25,943)	(113,938)		11,042,608	10,902,727
Net income (loss) and comprehensive income (loss) for the period	(3,524,515)	57,425		(14,610,726)	(18,077,816)
Weighted average number of common shares outstanding
- basic and diluted (note 4)	391,358,677 (1)	- (2)	3(a)	108,461,416
			3(c)	129,148,363
			3(e)	127,598,403
			3(f)	243,561,510
			3(g)	31,536,454
			3(i)	31,848,048
			3(j)	12,457,936
			3(k)	1,372,553	1,077,343,360
Basic income (loss) per share	(0.01)	-			(0.02)

(1)	Weighted average number of FV Pharma Class B Shares for the year ended February 28, 2018.
(2)	Weighted average number of Century Class B Shares outstanding is nil as no Class B Shares were outstanding during the year.

See accompanying notes to the unaudited pro-forma consolidated financial statements.

FSD Pharma Inc.

Notes to the Pro Forma Consolidated Financial Statements
February 28, 2018

(Expressed in Canadian dollars)
(Unaudited)

1. Basis of presentation

The accompanying unaudited pro forma consolidated statement of financial position and statements of loss and comprehensive loss of FSD Pharma Inc. (“FSD Pharma”) have been prepared by management to reflect the amalgamation of Century Financial Capital Group Inc. (“Century”) with FV Pharma Inc. (“FV Pharma”) after giving effect to the proposed amalgamation (the “Acquisition”) as described in Note 2.

The unaudited pro forma consolidated statement of financial position and statements of loss and comprehensive loss have been prepared in using accounting policies and practices consistent with those used in the preparation of Century’s and FV Pharma’s recent financial statements, both of which are prepared under International Financial Reporting Standards (“IFRS”). In the opinion of management, the unaudited pro forma consolidated financial statements include all adjustments necessary for fair presentation.

Certain significant estimates have been made by management in the preparation of these pro forma consolidated financial statements, in particular, the determination of the fair value of Century’s assets and liabilities acquired and the fair value of the consideration given by FV Pharma.

The unaudited pro forma consolidated statement of financial position and statements of loss and comprehensive loss have been compiled from and include:

The unaudited pro forma consolidated statement of financial position as at February 28, 2018 has been compiled from:

• The statement of financial position of Century as at February 28, 2018 obtained from the unaudited interim financial statements of Century for the three and six month period ended February 28, 2018.

• The statement of financial position of FV Pharma as at December 31, 2017 obtained from the audited financial statements of FV Pharma for the year ended December 31, 2017.

The unaudited pro forma consolidated statement of loss and comprehensive loss for the year ended February 28, 2018 has been compiled from:

• The statement of loss and comprehensive loss of Century for the six months ended February 28, 2018, obtained from the unaudited interim financial statements of Century for the three and six month period ended February 28, 2018.

• The statement of loss and comprehensive loss of FV Pharma for the year ended December 31, 2017, obtained from the audited financial statements of FV Pharma for the year ended December 31, 2017.

FSD Pharma Inc.

Notes to the Pro Forma Consolidated Financial Statements
December 31, 2017

(Expressed in Canadian dollars)
(Unaudited)

1. Basis of presentation (continued)

The unaudited pro forma consolidated statement of financial position and pro forma consolidated statements of loss and comprehensive loss have been prepared as if the transaction had occurred as of February 28, 2018 for the purposes of the pro forma consolidated statement of financial position, March 1, 2017 for purposes of the pro forma consolidated statements of loss and comprehensive loss for the year ended February 28, 2018.

The unaudited pro forma consolidated statement of financial position and statements of loss and comprehensive loss have been prepared for illustration purposes only and may not be indicative of the combined results or financial position had the Acquisition been in effect at the date indicated.

2. Securities exchange agreement

Prior to consummation of the proposed transaction,

A. Century will file articles of amendment to amend its authorized shares as follows:

(i) amend and designate the current Century common shares as Class B subordinate voting shares (“Century Class B Shares”), with terms and conditions similar to the existing Class “B” Common Shares of FV Pharma (“FV Pharma Class B Shares”); and

(ii) create a new class of Class A multiple voting shares (“Century Class A Shares”) with terms and conditions similar to the existing Class “A” Common Shares of FV Pharma (“FV Pharma Class A Shares”)

B. FV Pharma has completed a brokered private placement of subscription receipts for aggregate gross proceeds of $33,404,392 (the “FV Pharma Financing”), for which First Republic Capital Corporation (“FRCC”) acted as exclusive lead agent; and

C. The Resulting Issuer will change its name to “FSD Pharma Inc.”, or such other name as the parties may agree.

Pursuant to the Securities Exchange Agreement:

• Century will purchase all of the FV Pharma Class B Shares in exchange for Century Class B Shares issued from treasury;

• Century will purchase all of the FV Pharma Class A Shares in exchange for Century Class A Shares issued from treasury.

• Holders of FV Pharma Class B Shares will receive one Century Class B Share for each one FV Pharma Class B Share held.

• Holders of FV Pharma Class A Shares will receive one Century Class A Share for each one FV Pharma Class A Share held.

FSD Pharma Inc.

Notes to the Pro Forma Consolidated Financial Statements
December 31, 2017

(Expressed in Canadian dollars)
(Unaudited)

3. Pro forma assumptions and adjustments

(a)

Issuance of common shares	$9,761,527
Issuance of options	105,807
Issuance of warrants	508,839
Total consideration paid	$10,376,173

Cash	$2,198,991
Prepaid expenses	41,023
Accounts payable and accrued liabilities	(40,125)
Century net assets received	$2,199,889

Listing expense	$8,176,284

The 108,461,416 common shares of former Century shareholders have an assigned value of $0.09 per share based on the value of Class B common shares issued by FV Pharma on March 9, 2018 (see 3(e)).

The options were assigned a grant date value of $105,807 as estimated by using the Black-Scholes valuation model with the following assumptions: exercise price of $0.025, share price of $0.09, expected dividend yield of 0%, expected volatility of 100%, risk-free rate of return of 1.98%, and an expected maturity of 2 years.

The warrants were assigned a grant date value of $508,839 as estimated by using the Black-Scholes valuation model with the following assumptions: exercise price of $0.03, share price of $0.09, expected dividend yield of 0%, expected volatility of 100%, risk-free rate of return of 1.70%, and an expected maturity of 2 years.

(b) Book values of Century’s capital stock, reserves and deficit are eliminated on closing.

(c) On January 1, 2018, FV Pharma performed a share split on the basis of 1.33 new Class B common shares for 1 issued Class B common shares.

(d) On January 5, 2018, FV Pharma granted 29,000,000 stock options to employees and a consultant. The options vest immediately, are exercisable at the price of $0.05 per Class B common share, and have a term to expiry of 5 years. The stock options were assigned a grant date value of $2,134,645 as estimated by using the Black-Scholes valuation model with the following assumptions: share price of $0.09, expected dividend yield of 0%, expected volatility of 100%, risk-free rate of return of 1.97%, and an expected maturity of 5 years.

FSD Pharma Inc.

Notes to the Pro Forma Consolidated Financial Statements
December 31, 2017

(Expressed in Canadian dollars)
(Unaudited)

3. Pro forma assumptions and adjustments (continued)

(e) On March 9, 2018, FV Pharma completed the first tranche of the private placement, issuing 127,598,403 Class B common shares at $0.09 share for aggregate gross proceeds of $11,483,856, paying commissions and corporate finance fees totaling $1,033,547 and issued 11,473,856 broker warrants having an exercise price of $0.09 per Class B common share and a term to expiry of 2 years.

The broker warrants were assigned a grant date value of $546,539 as estimated by using the Black- Scholes valuation model with the following assumptions: share price of $0.09, expected dividend yield of 0%, expected volatility of 100%, risk-free rate of return of 1.83%, and an expected maturity of 2 years.

(f) On March 28, 2018, FV Pharma completed the second and final tranche of the private placement, issuing 243,561,510 Class B common shares at $0.09/share for aggregate gross proceeds of $21,920,536 paying commissions and corporate finance fees totaling $1,972,848 and issued 21,914,385 broker warrants having an exercise price of $0.09 Class B common share and a term to expiry of 2 years.

The broker warrants were assigned a grant date value of $1,044,329 as estimated by using the Black- Scholes valuation model with the following assumptions: share price of $0.09, expected dividend yield of 0%, expected volatility of 100%, risk-free rate of return of 1.88%, and an expected maturity of 2 years.

(g) On March 26, 2018, FV Pharma closed a non-brokered private placement, issuing 31,536,454 Class B common shares at $0.09/share for aggregate proceeds of $2,838,280.

(h) On March 28, 2018, FV Pharma granted 2,500,000 stock options to employees and a consultant. The options vest immediately, are exercisable at the price of $0.09 per Class B common share, and have a term to expiry of 5 years. The stock options were assigned a grant date value of $168,754 as estimated by using the Black-Scholes valuation model with the following assumptions: share price of $0.09, expected dividend yield of 0%, expected volatility of 100%, risk-free rate of return of 2.09%, and an expected maturity of 5 years.

(i) FV Pharma issued 31,848,049 Class B common shares to FRCC as finder’s fees.

(j) On April 18, 2018, FV Pharma closed a non-brokered private placement, issuing 12,457,936 Class B common shares at $0.09/share for aggregate proceeds of $1,121,220.

(k) On May 8, 2018, FV Pharma closed a non-brokered private placement issuing 1,372,553 Class B common shares at $0.09/share for aggregate proceeds of $123,530.

(l) On February 25, 2018, FV Pharma granted 1,000,000 stock options. The options vest immediately, are exercisable at a price $0.09 per Class B common share, and have a term of expiry of 5 years. The stock options were assigned a grant date value of $67,479 as estimated by using the Black-Scholes valuation model with the following assumptions: share price of $0.09, expected dividend yield of 0%, expected volatility of 100%, risk-free rate of return of 2.05%, and an expected maturity of 5 years.

FSD Pharma Inc.

Notes to the Pro Forma Consolidated Financial Statements
December 31, 2017

(Expressed in Canadian dollars)
(Unaudited)

(m) On March 22, 2018, FV Pharma granted 1,000,000 stock options, vesting 25% immediately and at the end of 6, 12, and 18 months. The options are exercisable at a price $0.09 per Class B common share, and have a term of expiry of 5 years. The stock options were assigned a grant date value of $67,473 as estimated by using the Black-Scholes valuation model with the following assumptions: share price of $0.09, expected dividend yield of 0%, expected volatility of 100%, risk-free rate of return of 2.04%, and an expected maturity of 5 years.

(n) On April 8, 2018, FV Pharma granted 15,000,000 stock options. The options vest immediately, are exercisable at a price $0.09 per Class B common share, and have a term of expiry of 5 years. The stock options were assigned a grant date value of $1,011,747 as estimated by using the Black-Scholes valuation model with the following assumptions: share price of $0.09, expected dividend yield of 0%, expected volatility of 100%, risk-free rate of return of 2%, and an expected maturity of 5 years.

(o) On April 9, 2018, FV Pharma granted 10,000,000 stock options, vesting 25% immediately and at the end of 6, 12, and 18 months. The options are exercisable at a price $0.09 per Class B common share, and have a term of expiry of 5 years. The stock options were assigned a grant date value of $674,498 as estimated by using the Black-Scholes valuation model with the following assumptions: share price of $0.09, expected dividend yield of 0%, expected volatility of 100%, risk-free rate of return of 2%, and an expected maturity of 5 years.

4. Pro forma share capital

(a) The following table summarizes the pro-forma share capital:

Class A Shares

	Number	Amount
FV Pharma Class A Shares issued and outstanding December 31, 2017	15,000	$201,500
	15,000	$201,500

FSD Pharma Inc.

Notes to the Pro Forma Consolidated Financial Statements
December 31, 2017

(Expressed in Canadian dollars)
(Unaudited)

4. Pro forma share capital (continued)

Class B Shares

	Note	Number	Amount
FV Pharma Class B Shares issued and outstanding December 31, 2017		573,506,871	12,794,963
Century Common Shares issued and outstanding February 28, 2018		108,461,416	3,724,816
Issuance of shares on Acquisition	3(a)	108,461,416	9,761,527
Elimination of Century common shares pursuant to the Acquisition	3(b)	(108,461,416)	(3,724,816)
FV Pharma Class B share split 1.33:1 on January 1, 2018	3(c)	189,257,267	-
Issuance of FV Pharma Class B Shares via 1st Tranche Private Placement	3(e)	127,598,403	11,483,856
Cost of issue	3(e)		(1,033,547)
Valuation of warrants	3(e)		(546,539)
Issuance of FV Pharma Class B Shares via 2nd Tranche Private Placement	3(f)	243,561,510	21,920,536
Cost of issue	3(f)		(1,972,848)
Valuation of warrants	3(f)		(1,044,329)
Issuance of FV Pharma Class B Shares via non-brokered Private Placement	3(g)	31,536,454	2,838,280
Issuance of shares on Acquisition as finder's fee	3(i)	31,848,048	2,866,324
Issuance of FV Pharma Class B Shares via non-brokered Private Placement	3(j)	12,457,936	1,121,220
Issuance of FV Pharma Class B Shares via non-brokered Private Placement	3(k)	1,372,553	123,530
		1,319,600,458	$58,312,973

(b) The following table summarizes the pro-forma stock options

	Note	Number	Amount
FV Pharma stock-options outstanding December 31, 2017		40,000,000	1,495,300
Century stock-options outstanding February 28, 2018		1,500,000	25,725
Issuance of stock-options on Acquisition	3(a)	1,500,000	105,807
Elimination of Century stock-options pursuant to the Acquisition	3(b)	(1,500,000)	(25,725)
Stock-options granted on January 5, 2018	3(d)	29,000,000	2,134,645
Stock-options granted in March 2018	3(h)	2,500,000	168,754
Stock-options granted in February 2018	3(l)	1,000,000	67,479
Stock-options granted in March 2018	3(m)	1,000,000	67,473
Stock-options granted in April 2018	3(n)	15,000,000	1,011,747
Stock-options granted in April 2018	3(o)	10,000,000	674,498
		100,000,000	$5,725,703

(c) The following table summarizes the pro-forma warrants

	Note	Number	Amount
FV Pharma warrants outstanding December 31, 2017		63,574,600	2,117,200
Century warrants outstanding February 28, 2018		7,499,998	118,875
Issuance of warrants on Acquisition	3(a)	7,499,998	508,839
Elimination of Century warrants pursuant to the Acquisition	3(b)	(7,499,998)	(118,875)
Adjustment to FV Pharma warrants re 1.33:1 share split on January 1, 2018	3(c)	7,779,618	-
Broker warrants issued on 1st Tranche of Private Placement	3(e)	11,473,856	546,539
Broker warrants issued on 2nd Tranche of Private Placement	3(f)	21,914,385	1,044,329
		112,242,457	$4,216,907

FSD Pharma Inc.

Notes to the Pro Forma Consolidated Financial Statements
December 31, 2017

(Expressed in Canadian dollars)
(Unaudited)

4. Pro forma share capital (continued)

(d) Pro forma weighted average number of shares outstanding:

Year Ended
February 28,
2018
FV Pharma weighted average number of Class B Shares issued and outstanding	391,358,677
Issuance of Class B Shares pursuant to the Acquisition	108,461,416
FV Pharma Class B share split 1.33:1 on January 1, 2018	129,148,363
Issuance of FV Pharma Class B Shares via Private Placement	127,598,403
Issuance of FV Pharma Class B Shares via Private Placement	243,561,510
Issuance of FV Pharma Class B Shares via Private Placement	31,536,454
Issuance of shares on Acquisition as finder's fee	31,848,048
Issuance of FV Pharma Class B Shares via Private Placement	12,457,936
Issuance of FV Pharma Class B Shares via Private Placement	1,372,553
1,077,343,360

SCHEDULE "B"

Please see attached.

CENTURY FINANCIAL CAPITAL GROUP INC.
CONDENSED INTERIM FINANCIAL STATEMENTS
THREE MONTHS ENDED NOVEMBER 30, 2017
(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED)

Notice To Reader

The accompanying unaudited condensed interim financial statements of Century Financial Capital Group Inc. (the "Company") have been prepared by and are the responsibility of management. The unaudited condensed interim financial statements have not been reviewed by the Company's auditors.

Century Financial Capital Group Inc.

Condensed Interim Statements of Financial Position

(Expressed in Canadian Dollars)

Unaudited

	As at	As at
	November 30,	August 31,
	2017	2017
ASSETS
Current assets
Cash	$12,945	$17,693
Total assets	$12,945	$17,693
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities	$36,617	$34,859
Due to related parties (note 6)	43,363	43,363
Loan payable (note 3)	35,000	35,000
Total liabilities	114,980	113,222
Shareholders' deficiency
Share capital (note 4)	1,398,105	1,398,105
Shares to be issued (note 4(b))	233,318	233,318
Deficit	(1,733,458)	(1,726,952)
Total shareholders' deficiency	(102,035)	(95,529)
Total liabilities and shareholders' deficiency	$12,945	$17,693

The accompanying notes to the unaudited condensed interim financial statements are an integral part of these statements.

Nature of operations and going concern (note 1)

Subsequent event (note 7)

Approved on behalf of the Board:

"Yaron Conforti", Director

"Harry Bregman", Director

Century Financial Capital Group Inc.

Condensed Interim Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

Unaudited

	Three months	Three months
	ended	ended
	November 30,	November 30,
	2017	2016
Operating expenses
Accounting and corporate services	$2,272	$(749)
Transfer fees	950	750
Professional fees	1,530	1,403
Office and general	1,754	(366)
	6,506	1,038
Net loss and comprehensive loss for the period	$(6,506)	$(1,038)
Basic and diluted loss per share (note 5)	$(0.00)	$(0.00)
Weighted average number of common shares outstanding	1,459,891	1,459,891

The accompanying notes to the unaudited condensed interim financial statements are an integral part of these statements.

Century Financial Capital Group Inc.

Condensed Interim Statements of Cash Flows

(Expressed in Canadian Dollars)

Unaudited

	Three months	Three months
	ended	ended
	November 30,	November 30,
	2017	2016
Operating activities
Net loss for the period	$(6,506)	$(1,038)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	1,758	(2,305)
Net cash used in operating activities	(4,748)	(3,343)
Net change in cash	(4,748)	(3,343)
Cash, beginning of period	17,693	9,343
Cash, end of period	$12,945	$6,000

The accompanying notes to the unaudited condensed interim financial statements are an integral part of these statements.

Century Financial Capital Group Inc.

Condensed Interim Statement of Changes in Shareholders' Deficiency

(Expressed in Canadian Dollars)

Unaudited

	Number of
	Common	Share	Shares to be
	Shares	Capital	issued	Deficit	Total
Balance, August 31, 2016	1,459,891	$1,398,105	$233,318	$(1,702,502)	$(71,079)
Net loss and comprehensive loss for the period	-	-	-	(1,038)	(1,038)
Balance, November 30, 2016	1,459,891	$1,398,105	$233,318	$(1,703,540)	$(72,117)

Balance, August 31, 2017	1,459,891	1,398,105	233,318	(1,726,952)	(95,529)
Net loss and comprehensive loss for the period	-	-	-	(6,506)	(6,506)
Balance, November 30, 2017	1,459,891	$1,398,105	$233,318	$(1,733,458)	$(102,035)

The accompanying notes to the unaudited condensed interim financial statements are an integral part of these statements.

Century Financial Capital Group Inc.

Notes to Condensed Interim Financial Statements
Three Months Ended November 30, 2017
(Expressed in Canadian Dollars)

Unaudited

1. Nature of operations and going concern

Century Financial Capital Group Inc. (the "Company" or "Century") was incorporated under the Business Corporations Act of Ontario on October 20, 1994. The Company's head office is located at the Canadian Venture Building, 82 Richmond Street East, Toronto, Ontario, M5C 1P1.

As at November 30, 2017, the Company has no business and is currently inactive (see note 7).

As at November 30, 2017, the Company has a working capital deficiency of $102,035 and a history of losses which raise significant doubt about the Company's ability as a going concern. These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the ordinary course of operations. Management believes the going concern assumption to be appropriate for these financial statements. As of November 30, 2017, management intends to finance operating costs over the next twelve months with equity and/or debt placements.

2. Significant accounting policies

Statement of compliance

The Company applies IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC.

The policies applied in these unaudited condensed interim financial statements are based on IFRSs issued and outstanding as of January 29, 2018, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim financial statements as compared with the most recent annual financial statements as at and for the year ended August 31, 2017. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending August 31, 2018 could result in restatement of these unaudited condensed interim financial statements.

New standards not yet adopted and interpretations issued but not yet effective

IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

3. Loan payable

On February 1, 2017, the Company entered into a $35,000 unsecured and non-interest bearing loan agreement with an individual who is a director and officer. The loan was due on demand and could be converted into common shares, at the sole option of the holder, at a rate of $0.0118 per share. Subsequent to November 30, 2017, the loan was converted (see note 7).

Century Financial Capital Group Inc.

Notes to Condensed Interim Financial Statements
Three Months Ended November 30, 2017
(Expressed in Canadian Dollars)

Unaudited

4. Share capital

a) Authorized share capital

The authorized share capital consists of unlimited number of common shares, unlimited number of convertible Class A preference shares and unlimited number of Class B preference shares. The common shares do not have a par value. All issued shares are fully paid.

b) Shares to be issued

At the annual and special meeting of shareholders held on April 3, 2014, shareholders approved the issue of the following common shares in settlement of debts:

∙ 2,708,080 common shares of the Company in settlement of a debt of $67,702 due to Harper Capital Inc.

∙ 1,354,040 common shares of the Company in settlement of a debt of $67,702 due to Harper Capital Inc.

∙ 336,220 common shares of the Company in settlement of a debt of $16,811 due to Harry Bregman.

∙ 322,060 common shares of the Company in settlement of a debt of $16,103 due to Bernice Bregman.

During the year ended August 31, 2015, the Company entered into an agreement whereby private, arm’s-length investors purchased a portion of the Company’s existing debt held by related parties. The agreement stipulates $20,000 of the accounts payable to be settled in the Company's common shares at $0.067 per share.

During the year ended August 31, 2016, the Company received $45,000 proceeds towards a private placement yet to close, which has been included in shares to be issued. The private placement is for common shares at $0.02 per share up to a total of $60,000.

Subsequent to November 30, 2017, all shares were issued (see note 7).

5. Loss per share

For the three months ended November 30, 2017, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $6,506 (three months ended November 30, 2016 - $1,038) and the weighted average number of common shares outstanding of 1,459,891 (three months ended November 30, 2016 - 1,459,891). Diluted loss per share did not include the effect of shares to be issued for settlement of debts as they are anti-dilutive.

6. Related party transactions

Related parties include the board of directors, senior management, close family members and companies that are controlled by these individuals as well as certain persons performing similar functions.

As at November 30, 2017, the amounts due to related parties of $43,363 (August 31, 2017 - $43,363) include $16,010 (August 31, 2017 - $16,010) payable to a director of the Company and $27,353 (August 31, 2017 - $27,353) payable to a company controlled by the same director of the Company and the director’s spouse (see note 7).

See note 3.

Century Financial Capital Group Inc.

Notes to Condensed Interim Financial Statements
Three Months Ended November 30, 2017
(Expressed in Canadian Dollars)

Unaudited

7. Subsequent events

(i) Subsequent to November 30, 2017, the Company granted a total of 750,000 stock options to officers, directors and consultants, exercisable at $0.05 per shares for 2 years from grant date and vesting immediately.

(ii) Subsequent to November 30, 2017, the Company completed a non-brokered private placement (the “Private Placement”) of 2,250,000 common shares, debt settlements for an aggregate of 5,887,661 common shares (the “Debt Settlements”), and the issuance of 2,966,102 common shares under a convertible note dated February 1, 2017 (the "Convertible Note").

Under the Private Placement, 2,250,000 common shares were issued at a price of $0.02 per share for aggregate gross proceeds of $45,000 which was included under shares to be issued as at November 30, 2017 (see note 4).

Concurrent with the closing of the Private Placement, the Company completed the Debt Settlements with certain creditors of the Company to settle the creditors’ debts for common shares. The Debt Settlements included settlements of debts which were previously approved by the Company’s shareholders in April 2014 (see note 4). Pursuant to the Debt Settlements the Company issued an aggregate of 5,887,661 Shares to settle an aggregate of $231,381 of debts.

On February 1, 2017, the Company entered into the Convertible Loan in the principal amount of $35,000 with Yaron Conforti, the CEO and a director of the Company (see note 3). In accordance with the terms of the Convertible Loan, pursuant to a notice of conversion, concurrent with the closing of the Private Placement and the Debt Settlements, Yaron Conforti exercised his right to convert the principal amount of the Convertible Note into 2,966,102 common shares (the “Note Conversion”).

Two insiders, Yaron Conforti and Harry Bregman, participated in the Debt Settlements pursuant to which they received an aggregate of 1,118,601 common shares. Yaron Conforti was also issued 375,000 common shares under the Private Placement and 2,966,102 common shares under the Convertible Loan.

All of the shares issued in connection with the Private Placement and the Debt Settlements are subject to a statutory hold period under applicable securities laws for a minimum period of four months and one day after the date of issuance.

(iii) Subsequent to November 30, 2017, the Company closed a non-brokered private placement of 41,666,666 common shares of the Company at $0.06 per share for gross proceeds of $2,500,000 (the “Offering”).

All of the shares issued in connection with the Private Placement are subject to a statutory hold period under applicable securities laws for a minimum period of four months and one day after the date of issuance.

In connection with closing of the Offering, the Company paid eligible finders cash commissions in the total of $225,000, being 9% of the aggregate proceeds from the sale of shares to purchasers introduced by the finders. The Company also issued non-transferable warrants (the “Finder’s Warrants”) to the finders to acquire up to a total of 3,749,999 common shares, being 9% of the number of shares sold to purchasers introduced by the finders. Each Finder’s Warrant entitles the holder to purchase one common share at a price of $0.06 per share, expiring 24-months from the Finder’s Warrant issuance date.

(iv) Subsequent to November 30, 2017, the Company announced that they have entered into an arm’s-length non- binding letter of intent dated January 12, 2018 (the “Letter of Intent”) pursuant to which Century and FV Pharma propose to complete a business combination by way of three-cornered amalgamation (the “Proposed Transaction”). Following the completion of the Proposed Transaction, the resulting entity (the “Resulting Issuer”) will hold all of the assets and continue the business of FV Pharma. It is anticipated that the Resulting Issuer will continue the business of FV Pharma under the name “Cannabis ConneXion Corp.”.

Century Financial Capital Group Inc.

Notes to Condensed Interim Financial Statements
Three Months Ended November 30, 2017
(Expressed in Canadian Dollars)

Unaudited

7. Subsequent events (continued)

(iv) (continued) The Letter of Intent provides that Century and FV Pharma will negotiate and enter into a definitive agreement in respect of the Proposed Transaction in February 2018 (the “Definitive Agreement”), to be completed by way of a share exchange, amalgamation, arrangement, share purchase, or other form of transaction which would result in FV Pharma becoming a wholly-owned subsidiary of Century or otherwise combine its corporate existence with a wholly-owned subsidiary of Century. Once the Proposed Transaction structure is determined, the Letter of Intent will be superseded by the Definitive Agreement.

There are a number of conditions precedent to the completion of the Proposed Transaction for both Century and FV Pharma, including, but not limited to: completion of the Definitive Agreement; completion of the FV Pharma Financing (as defined herein), completion of satisfactory due diligence; shareholder approval of the articles of amendment of Century and the Proposed Transaction (if required); and receipt of all necessary regulatory approvals.

Prior to consummation of the Proposed Transaction, it is anticipated that, (A) Century will, subject to the approval of Century Shareholders, file articles of amendment to amend its authorized shares as follows: (i) amend and designate the current Century common shares as Class B subordinate voting shares (“Century Class B Shares”), with terms and conditions similar to the existing Class “B” Common Shares of FV Pharma (“FV Pharma Class B Shares”); and (ii) create a new class of Class A multiple voting shares (“Century Class A Shares”) with terms and conditions similar to the existing Class “A” Common Shares of FV Pharma (“FV Pharma Class A Shares”); (B) FV Pharma will complete a brokered private placement of subscription receipts for a minimum aggregate gross proceeds of C$14,000,000 (the “FV Pharma Financing”), for which First Republic Capital Corporation will act as exclusive lead agent; and (C) the Resulting Issuer will change its name to “Cannabis ConneXion Corp.”, or such other name as the parties may agree.

Pursuant to the Proposed Transaction, Century will purchase all of the FV Pharma Class B Shares in exchange for Century Class B Shares issued from treasury, and all of the FV Pharma Class A Shares in exchange for Century Class A Shares issued from treasury. Holders of FV Pharma Class B Shares will receive one Century Class B Share for each one FV Pharma Class B Share held, resulting in the issuance of approximately 763,562,145 Century Class B Shares at a deemed issued price of $0.09 per Century Class B Share, and holders of FV Pharma Class A Shares will receive one Century Class A Share for each one FV Pharma Class A Share held, resulting in the issuance of 15,000 Century Class A Shares, all for aggregate ascribed value of approximately $70 million.

Following the completion of the Proposed Transaction, the resulting issuer is expected to carry on the business of FV Pharma. FV Pharma is a licensed producer of marijuana under the Access to Cannabis for Medical Purposes Regulations (ACMPR) having received its cultivation license on October 13, 2017. Headquartered at the former Kraft plant in Cobourg, Ontario, approximately an hour’s drive from Toronto, FV Pharma management’s mission is to transform the facility into the largest hydroponic indoor cannabis facility in the world. FV Pharma intends to target all legal aspects of the cannabis industry, including cultivation, processing, manufacturing, extracts and research and development.

FV Pharma and Century intend on applying to the Canadian Securities Exchange (“CSE”) to qualify the listing of the Resulting Issuer Class B Shares on the CSE. There is no assurance the CSE will provide conditional or final approval of the application to list the Resulting Issuer Class B Shares on the CSE. The CSE has not reviewed or provided comments on the Proposed Transaction. The CSE's final approvals remain subject to fulfilling all of the requirements of the CSE. It is currently contemplated that the Resulting Issuer will trade under the stock ticker “HUGE”.

CENTURY FINANCIAL CAPITAL GROUP INC.

FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2017 AND 2016

(EXPRESSED IN CANADIAN DOLLARS)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Century Financial Capital Group Inc.

We have audited the accompanying financial statements of Century Financial Capital Group Inc., which comprise the statements of financial position as at August 31, 2017 and 2016, and the statements of loss and comprehensive loss, changes in shareholders’ deficiency and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Century Financial Capital Group Inc. as at August 31, 2017 and 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which describes certain conditions that indicate the existence of a material uncertainty that may cast significant doubt about Century Financial Capital Group Inc.’s ability to continue as a going concern.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

December 22, 2017

Century Financial Capital Group Inc.

Statements of Financial Position

(Expressed in Canadian Dollars)

	As at	As at
	August 31,	August 31,
	2017	2016
ASSETS
Current assets
Cash	$17,693	$9,343
Total assets	$17,693	$9,343
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities	$34,859	$37,059
Due to related parties (note 8)	43,363	43,363
Loan payable (note 5)	35,000	-
Total liabilities	113,222	80,422
Shareholders' deficiency
Share capital (note 6)	1,398,105	1,398,105
Shares to be issued (note 6(b))	233,318	233,318
Deficit	(1,726,952)	(1,702,502)
Total shareholders' deficiency	(95,529)	(71,079)
Total liabilities and shareholders' deficiency	$17,693	$9,343

The accompanying notes to the financial statements are an integral part of these statements.

Nature of operations and going concern (note 1)

Approved on behalf of the Board:

"Yaron Conforti", Director

"Harry Bregman", Director

Century Financial Capital Group Inc.

Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

	Year ended	Year ended
	August 31,	August 31,
	2017	2016
Operating expenses
Accounting and corporate services	$7,079	$11,702
Transfer fees	3,200	3,336
Professional fees	6,009	16,995
Office and general	8,162	6,753
	24,450	38,786
Net loss and comprehensive loss
for the year	$(24,450)	$(38,786)
Basic and diluted loss per share (note 7)	$(0.02)	$(0.03)
Weighted average number of common shares
outstanding	1,459,891	1,459,891

The accompanying notes to the financial statements are an integral part of these statements.

Century Financial Capital Group Inc.

Statements of Cash Flows

(Expressed in Canadian Dollars)

	Year ended	Year ended
	August 31,	August 31,
	2017	2016
Operating activities
Net loss for the year	$(24,450)	$(38,786)
Changes in non-cash working capital items:
HST receivable	-	2,861
Accounts payable and accrued liabilities	(2,200)	(11,610)
Due to related parties	-	11,878
Net cash used in operating activities	(26,650)	(35,657)
Financing activities
Loan received	35,000	18,000
Loan repayment	-	(18,000)
Proceeds received for shares to be issued	-	45,000
Net cash provided by financing activities	35,000	45,000
Net change in cash	8,350	9,343
Cash, beginning of year	9,343	-
Cash, end of year	$17,693	$9,343

The accompanying notes to the financial statements are an integral part of these statements.

Century Financial Capital Group Inc.

Statement of Changes in Shareholders' Deficiency

(Expressed in Canadian Dollars)

	Number of
	Common	Share	Shares to be
	Shares	Capital	issued	Deficit	Total
Balance, August 31, 2015	1,459,891	$1,398,105	$188,318	$(1,663,716)	$(77,293)
Shares to be issued	-	-	45,000	-	45,000
Net loss and comprehensive loss for the year	-	-	-	(38,786)	(38,786)
Balance, August 31, 2016	1,459,891	1,398,105	233,318	(1,702,502)	(71,079)
Net loss and comprehensive loss for the year	-	-	-	(24,450)	(24,450)
Balance, August 31, 2017	1,459,891	$1,398,105	$233,318	$(1,726,952)	$(95,529)

The accompanying notes to the financial statements are an integral part of these statements.

Century Financial Capital Group Inc.

Notes to Financial Statements

Years Ended August 31, 2017 and 2016
(Expressed in Canadian Dollars)

1. Nature of operations and going concern

Century Financial Capital Group Inc. (the "Company") was incorporated under the Business Corporations Act of Ontario on October 20, 1994. The Company's head office is located at the Canadian Venture Building, 82 Richmond Street East, Toronto, Ontario, M5C 1P1.

As at August 31, 2017, the Company has no business and is currently inactive.

As at August 31, 2017, the Company has a working capital deficiency of $95,529 and a history of losses which raise significant doubt about the Company's ability as a going concern. These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the ordinary course of operations. Management believes the going concern assumption to be appropriate for these financial statements. As of August 31, 2017, management intends to finance operating costs over the next twelve months with equity and/or debt placements.

2. Significant accounting policies

Statement of compliance

The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The policies applied in these financial statements are based on IFRSs issued and outstanding as of December 22, 2017, the date the Board of Directors approved the statements.

Basis of preparation

The financial statements have been prepared on a historical cost basis except for certain assets and financial instruments that are measured at their fair value as explained in the significant accounting policies below. Historical cost is based on the fair values of the consideration given in exchange for assets. In addition these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Functional and presentation currency

The financial statements are presented in Canadian dollars, which is also the Company's functional currency.

Financial instruments

Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss ("FVTPL"), loans and receivables, held to maturity ("HTM"), or available-for-sale financial assets ("AFS"), as appropriate at initial recognition and, except in very limited circumstances, the classification is not changed subsequent to initial recognition. The classification is determined at initial recognition and depends on the nature and purpose of the financial asset. A financial asset is derecognized when contractual rights to the asset's cash flows expire or if substantially all the risks and rewards of the asset are transferred. The Company does not currently have any financial assets in the HTM or AFS categories.

Century Financial Capital Group Inc.

Notes to Financial Statements

Years Ended August 31, 2017 and 2016
(Expressed in Canadian Dollars)

2. Significant accounting policies (continued)

Financial instruments (continued)

Financial assets at FVTPL

A financial asset is classified as FVTPL when the financial assets are held-for-trading or it is designated upon initial recognition as an FVTPL. A financial asset is classified as held-for-trading if (1) it has been acquired principally for the purpose of selling or repurchasing in the near term; (2) it is part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit taking; or (3) it is a derivative that is not designated and effective as a hedging instrument. Financial assets at FVTPL are carried in the statements of financial position at fair value with changes in fair value recognized in profit or loss. Transaction costs are expensed as incurred. The Company has classified cash as financial assets at FVTPL.

Available for Sale (' AFS")

Available-for-sale assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. Financial assets classified as available-for-sale are carried at fair value with changes in fair value recorded in other comprehensive income, expect for investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, which are measured at cost. Interest on available-for-sale assets is calculated using the effective interest rate method and is recognized in profit or loss.

Transaction costs incurred to acquire available-for-sale financial instruments are included in the underlying balance. When there is objective evidence of a decline in the fair value of an available-for-sale asset, the loss accumulated in other comprehensive income is removed and recognized in profit or loss. Gains or losses realized on disposal of available-for-sale assets are recognized in profit or loss. No financial assets are classified as available-for-sale.

Held to Maturity ("HTM")

Financial assets that have a fixed maturity date and which the Company has positive intention and the ability to hold to maturity are classified as held-to-maturity and are initially recognized at fair value and subsequently at amortized cost using the effective interest rate method. Transaction costs incurred to acquire held-to-maturity assets are included in the underlying balance.

Loans and Receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost, calculated using the effective interest method, less any impairment losses. Gains or losses are recognized in profit or loss when the receivables are derecognized or impaired, as well as through the amortization process. No financial assets are classified as loans and receivables.

Century Financial Capital Group Inc.

Notes to Financial Statements

Years Ended August 31, 2017 and 2016
(Expressed in Canadian Dollars)

2. Significant accounting policies (continued)

Financial instruments (continued)

Impairment of financial assets

The Company assesses at the end of each reporting period whether financial assets are impaired. Such assets are deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the financial assets and that the event has an impact on the estimated future cash flows of the financial assets.

For the financial assets carried at amortized cost, the amount of impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows.

The carrying amount of receivables is reduced through the use of an allowance account. Associated allowances are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

Financial liabilities

Financial liabilities are classified as financial liabilities at FVTPL, or other financial liabilities, as appropriate upon initial recognition. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. The Company does not currently have any financial liabilities classified at FVTPL.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company's other financial liabilities include accounts payable and accrued liabilities, convertible debts and due to related parties.

Financial instruments carried at fair value

Financial instruments carried at fair value on the statements of financial position are measured using a fair value hierarchy that reflects the significance of the input used in making the measurements. The fair value hierarchy has the following levels:

∙ Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities

∙ Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

∙ Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying value of accounts payable and accrued liabilities, convertible debts and due to related parties approximates their fair value due to the relatively short periods to maturity.

Cash is classified as level 1.

Century Financial Capital Group Inc.

Notes to Financial Statements

Years Ended August 31, 2017 and 2016
(Expressed in Canadian Dollars)

2. Significant accounting policies (continued)

Income taxes

Income tax expense comprises of current and deferred taxes. Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable or receivable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized in respect of temporary differences between the carrying amount of assets or liabilities for financial reporting purposes and the amounts used for taxation purposes, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of a deferred tax asset is restricted to those instances where it is probable that future taxable profit will be available against which the asset can be utilized. At the end of each reporting period the Company reassesses unrecognized deferred tax assets.

Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. Preference shares with terms requiring the Company, at the option of the holder, to convert into a fixed number of common shares at any time, without any obligation to deliver cash or another financial asset, are classified as equity.

Loss per share

Loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed by dividing the net loss by the sum of the weighted average number of common shares outstanding and additional common shares for the assumed exercise of stock options and warrants or the issuance of shares for settlement of debts, if dilutive.

Use of estimates and critical judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual outcomes may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected.

Key areas requiring judgment and estimation uncertainty includes:

∙ Recovery of deferred income tax assets; and

∙ Going concern assumption.

Century Financial Capital Group Inc.

Notes to Financial Statements

Years Ended August 31, 2017 and 2016
(Expressed in Canadian Dollars)

2. Significant accounting policies (continued)

New standards not yet adopted and interpretations issued but not yet effective

New standard IFRS 9 "Financial Instruments"

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for the classification and measurement of financial assets, additional changes relating to financial liabilities, a new general hedge accounting standard which will align hedge accounting more closely with risk management. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on its financial statements.

.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

3. Capital risk management

The Company's objectives when managing capital are to maintain adequate levels of funding to safeguard the Company's ability to continue as a going concern and to maintain its operations. Funds are primarily secured through loans from directors and companies controlled by directors.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended August 31, 2017. The Company is not subject to externally imposed capital requirements.

4. Financial instruments

The Company is exposed to certain financial risks as listed below. There has been no change in the exposure to risk, nor its objectives, policies and process for managing the risk from the prior year.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash. The Company has no significant concentration of credit risk arising from operations. Cash is held with a reputable financial institution, from which management believes the risk of loss to be minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligation from available cash. The ability to do this is dependent on loans from directors and companies controlled by directors.

Century Financial Capital Group Inc.

Notes to Financial Statements

Years Ended August 31, 2017 and 2016
(Expressed in Canadian Dollars)

4. Financial instruments (continued)

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

Interest rate risk

The Company has cash balances and non-interest bearing debts. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The interest rate risk is remote.

Foreign currency risk

The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company does not hold any balances in foreign currencies to give rise to exposure to foreign exchange risk.

5. Loan payable

On October 28, 2015, the Company entered into an $18,000 unsecured and non-interest bearing loan agreement with a related party. The loan was due on demand. On June 22, 2016, the loan was repaid.

During the year ended August 31, 2017, the Company entered into a $35,000 unsecured and non-interest bearing loan agreement with an individual who is a director and officer. The loan is due on demand and can be converted into common shares, at the sole option of the holder, at a rate of $0.0118 per share.

6. Share capital

a) Authorized share capital

The authorized share capital consists of unlimited number of common shares, unlimited number of convertible Class A preference shares and unlimited number of Class B preference shares. The common shares do not have a par value. All issued shares are fully paid.

Century Financial Capital Group Inc.

Notes to Financial Statements

Years Ended August 31, 2017 and 2016
(Expressed in Canadian Dollars)

6. Share capital (continued)

b) Shares to be issued

At the annual and special meeting of shareholders held on April 3, 2014, shareholders approved the issue of the following common shares in settlement of debts:

∙ 2,708,080 common shares of the Company in settlement of a debt of $67,702 due to Harper Capital Inc.

∙ 1,354,040 common shares of the Company in settlement of a debt of $67,702 due to Harper Capital Inc.

∙ 336,220 common shares of the Company in settlement of a debt of $16,811 due to Harry Bregman.

∙ 322,060 common shares of the Company in settlement of a debt of $16,103 due to Bernice Bregman.

During the year ended August 31, 2015, the Company entered into an agreement whereby private, arm’s-length investors purchased a portion of the Company’s existing debt held by related parties. The agreement stipulates $20,000 of the accounts payable to be settled in the Company's common shares at $0.067 per share.

During the year ended August 31, 2016, the Company received $45,000 proceeds towards a private placement yet to close, which has been included in shares to be issued. The private placement is for common shares at $0.02 per share up to a total of $60,000.

As of the date of the financial statements, these shares have not been issued.

7. Loss per share

For the year ended August 31, 2017, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $24,450 (year ended August 31, 2016 - $38,786) and the weighted average number of common shares outstanding of 1,459,891 (year ended August 31, 2016 - 1,459,891). Diluted loss per share did not include the effect of shares to be issued for settlement of debts as they are anti-dilutive.

8. Related party transactions

Related parties include the board of directors, senior management, close family members and companies that are controlled by these individuals as well as certain persons performing similar functions.

As at August 31, 2017, the amounts due to related parties of $43,363 (August 31, 2016 - $43,363) include $16,010 (August 31, 2016 - $16,010) payable to a director of the Company and $27,353 (August 31, 2016 - $27,353) payable to a company controlled by the same director of the Company and the director’s spouse.

See note 5.

Century Financial Capital Group Inc.

Notes to Financial Statements

Years Ended August 31, 2017 and 2016
(Expressed in Canadian Dollars)

9. Income taxes

a) The following table reconciles the expected income tax expense (recovery) at the Canadian Federal and Provincial statutory rate of 26.5% (2016 - 26.5%) to the amounts recognized in the statements of operations:

	As at	As at
	August 31,	August 31,
	2017	2016
Net loss for the year before income taxes	$(24,450)	$(38,786)
Expected income tax recovery	(6,500)	(10,300)
Adjustment to prior year provision	28,400	-
Tax benefit for losses carry forward, not recognized	(21,900)	10,300
Income tax recovery	$-	$-

b) Significant components of the Company's deferred income tax assets are as follows:

	As at	As at
	August 31,	August 31,
	2017	2016
Non-capital losses	$422,000	$443,900
Cumulative Eligible Capital Balance	100	100
Capital losses carried forward	4,200	4,200
	426,300	448,200
Unrecognized deferred tax assets	(426,300)	(448,200)
Net deferred tax asset	$-	$-

c) As at August 31, 2017, the Company has $1,591,994 of non capital losses which can be used to reduce taxable income in future years. These losses expire as follows:

2026	$725
2027	149,454
2028	37,024
2029	991,054
2030	79,520
2031	79,544
2032	74,158
2033	25,884
2034	47,961
2035	43,434
2036	38,786
2037	24,450
$1,591,994

SCHEDULE "C"

Please see attached.

CENTURY FINANCIAL CAPITAL GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED AUGUST 31, 2017

Century Financial Capital Group Inc.

Management’s Discussion and Analysis

Year Ended August 31, 2017

Dated December 22, 2017

Introduction

This Management Discussion and Analysis (“MD&A”) is dated December 22, 2017 and unless otherwise noted, should be read in conjunction with the Century Financial Capital Group Inc.’s (“Century” or the “Company”) audited financial statements for the years ended August 31, 2017 and 2016 and the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A was written to comply with the requirements of National Instrument 51-102-Continuous Disclosure Obligations. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the year ended August 31, 2017 are not necessarily indicative of the results that may be expected for any future period.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if (1) such information is a change or a fact that has or would reasonably be expected to have, a significant effect on the market price or value of the Company’s common shares; or (2) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (3) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations is available on SEDAR at www.sedar.com.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

1

Century Financial Capital Group Inc.

Management’s Discussion and Analysis

Year Ended August 31, 2017

Dated December 22, 2017

Forward-looking statements	Assumptions	Risk factors
The Company will be able to	The Company has anticipated	Unforeseen costs to the
continue its business activities.	all material costs and the	Company will arise; any
	operating activities of the	particular operating cost
	Company, and such costs and	increase or decrease from the
	activities will be consistent with	date of the estimation; and
	the Company’s current	capital markets not being
	expectations; the Company will	favourable for funding and/or
	be able to obtain shareholder	related parties discontinue
	loans or equity funding when	funding the Company resulting
	required.	in the Company not being able
to obtain financing when
required or on acceptable terms.
The Company will be able to	The operating activities of the	Sufficient funds not being
carry out anticipated business	Company for the twelve months	available; increases in costs; the
plans.	ending August 31, 2018, will be	Company may be unable to
	consistent with the Company’s	retain key personnel.
current expectations.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Description of Business

Century Financial Capital Group Inc. was incorporated under the Business Corporations Act of Ontario on October 20, 1994.

As at August 31, 2017, the Company has no business and is currently inactive.

Overall Performance

The statements of financial position as of August 31, 2017, indicate a cash position and total current assets of $17,693 (August 31, 2016 - $9,343). Current liabilities at August 31, 2017, total $113,222 (August 31, 2016 - $80,422). Shareholders’ deficiency is comprised of share capital of $1,398,105 (August 31, 2016 - $1,398,105), shares to be issued of $233,318 (August 31, 2016 - $233,318) and accumulated deficit of $1,726,952 (August 31, 2016 - $1,702,502) for a net shareholders’ deficiency of $95,529 (August 31, 2016 - $71,079).

Working capital deficiency, which is current assets less current liabilities, is $95,529 (August 31, 2016 - $71,079).

2

Century Financial Capital Group Inc.

Management’s Discussion and Analysis

Year Ended August 31, 2017

Dated December 22, 2017

During the year ended August 31, 2017, the Company reported a net loss of $24,450 ($0.02 basic and diluted loss per share) compared to a net loss of $38,786 ($0.03 basic and diluted loss per share) for the year ended August 31, 2016.

During the year ended August 31, 2017, the Company entered into a $35,000 unsecured and non-interest bearing loan agreement with a related party. The loan is due on demand and can be converted into common shares, at the sole option of the holder, at a rate of $0.0118 per share.

The Company has no operating revenue and its level of expenditures is dependent on the sale of equity capital to finance its operations. Therefore, it is difficult to identify any meaningful trends or develop an analysis from cash flows.

Selected Financial Information

As Century has no revenue, the Company’s ability to fund its operations is dependent upon its ability to secure financing through equity issues.

A summary of selected information for each of the three most recent fiscal years is as follows:

	Year ended	Year ended	Year ended
	August 31, 2017	August 31, 2016	August 31, 2015
	($)	($)	($)
Revenues	nil	nil	nil
Net loss	24,450	38,786	43,434
Net loss per share – basic	0.02	0.03	0.03
Net loss per share – diluted	0.02	0.03	0.03

	As at	As at	As at
	August 31, 2017	August 31, 2016	August 31, 2015
	($)	($)	($)
Total assets	17,693	9,343	2,861
Total long-term financial liabilities	nil	nil	nil
Distribution or cash dividends	nil	nil	nil

3

Century Financial Capital Group Inc.

Management’s Discussion and Analysis

Year Ended August 31, 2017

Dated December 22, 2017

A summary of selected information for each of the eight most recent quarters is as follows:

	Total	Loss
Three Months	Revenue	Total	Per Share	Total Assets
Ended	($)	($)	($)	($)
August 31, 2017	-	6,591	0.00	17,693
May 31, 2017	-	4,319	0.00	20,632
February 29, 2017	-	12,502	0.01	28,430
November 30, 2016	-	1,038	0.00	6,000
August 31, 2016	-	17,706	0.01	9,343
May 31, 2016	-	9,818	0.01	29,949
February 29, 2016	-	9,296	0.01	14,312
November 30, 2015	-	1,966	0.00	7,539

Discussion of Operations

Three months ended August 31, 2017 compared with three months ended August 31, 2016

Century’s net loss totaled $6,591 for the three months ended August 31, 2017, with basic and diluted loss per share of $0.00. This compares with a net loss of $17,706 with basic and diluted loss per share of $0.01 for the three months ended August 31, 2016. The decrease of $11,115 in net loss for the three months ended August 31, 2017 was principally because professional fees decreased by $12,535. Due to the Company currently not having any operations, expenses are minimal and consistent with the prior period.

Year ended August 31, 2017 compared with year ended August 31, 2016

Century’s net loss totaled $24,450 for the year ended August 31, 2017, with basic and diluted loss per share of $0.02. This compares with a net loss of $38,786 with basic and diluted loss per share of $0.03 for the year ended August 31, 2016. The decrease of $14,336 in net loss for the year ended August 31, 2017 was principally because professional fees decreased by $10,986 and accounting and corporate services decreased by $4,623. Due to the Company currently not having any operations, expenses are minimal and consistent with the prior period.

Liquidity and Financial Position

As at August 31, 2017, the Company’s cash balance was $17,693 (August 31, 2016 - $9,343) and the Company had a working capital deficiency of $95,529 (August 31, 2016 – $71,079).

The Company is dependent on the equity and debt markets as its sole source of operating working capital. Management believes the Company will need to raise additional working capital to maintain its operations and activities for the current fiscal year.

The Company will continue to rely on equity and debt financing during such period and there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

4

Century Financial Capital Group Inc.

Management’s Discussion and Analysis

Year Ended August 31, 2017

Dated December 22, 2017

Related Party Transactions

Related parties include the Board of Directors, senior management, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

As at August 31, 2017, the amounts due to related parties of $43,363 (August 31, 2016 - $43,363) include $16,010 (August 31, 2016 - $16,010) payable to a director of the Company and $27,353 (August 31, 2016

- $27,353) payable to a company controlled by the same director of the Company and the director’s spouse.

During the year ended August 31, 2017, the Company entered into a $35,000 unsecured and non-interest bearing loan agreement with an individual who is a director and officer. The loan is due on demand and can be converted into common shares, at the sole option of the holder, at a rate of $0.0118 per share.

Share Capital

As of the date of this MD&A, the Company had 1,459,891 issued and outstanding common shares and a loan payable of $35,000 which can be converted into common shares, at the sole option of the holder, at a rate of $0.0118 per share.

Shares to be issued:

At the annual and special meeting of shareholders held on April 3, 2014, shareholders approved the issue of the following common shares in settlement of debts:

∙ 2,708,080 common shares of the Company in settlement of a debt of $67,702 due to Harper Capital Inc.

∙ 1,354,040 common shares of the Company in settlement of a debt of $67,702 due to Harper Capital Inc.

∙ 336,220 common shares of the Company in settlement of a debt of $16,811 due to Harry Bregman.

∙ 322,060 common shares of the Company in settlement of a debt of $16,103 due to Bernice Bregman.

During the year ended August 31, 2015, the Company entered into an agreement whereby private, arm’s- length investors purchased a portion of the Company’s existing debt held by related parties. The agreement stipulates $20,000 of the accounts payable to be settled in the Company's common shares at $0.067 per share.

During the year ended August 31, 2016, the Company received $45,000 proceeds towards a private placement yet to close, which has been included in shares to be issued. The private placement is for common shares at $0.02 per share up to a total of $60,000. As of the date of this MD&A, these shares have not been issued.

5

Century Financial Capital Group Inc.

Management’s Discussion and Analysis

Year Ended August 31, 2017

Dated December 22, 2017

Recent Accounting Pronouncements

New standard IFRS 9 "Financial Instruments"

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for the classification and measurement of financial assets, additional changes relating to financial liabilities, a new general hedge accounting standard which will align hedge accounting more closely with risk management. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on its financial statements.

.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

Capital Management

The Company's objectives when managing capital are to maintain adequate levels of funding to safeguard the Company's ability to continue as a going concern and to maintain its operations. Funds are primarily secured through loans from directors and companies controlled by directors.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended August 31, 2017. The Company is not subject to externally imposed capital requirements.

Financial Instruments

The Company is exposed to certain financial risks as listed below. There has been no change in the exposure to risk, nor its objectives, policies and process for managing the risk from the prior year.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash. The Company has no significant concentration of credit risk arising from operations. Cash is held with a reputable financial institution, from which management believes the risk of loss to be minimal.

6

Century Financial Capital Group Inc.

Management’s Discussion and Analysis

Year Ended August 31, 2017

Dated December 22, 2017

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligation from available cash. The ability to do this is dependent on loans from directors and companies controlled by directors.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

Interest rate risk

The Company has cash balances and non-interest bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The interest rate risk is remote.

Foreign currency risk

The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company does not hold any balances in foreign currencies to give rise to exposure to foreign exchange risk.

Risks and Uncertainties

The Company has no source of operating cash flow and no assurance that additional funding will be available. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management’s services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company. The Company has not purchased "key-man" insurance, nor has it entered into non-competition and non-disclosure agreements with management and has no current plans to do so.

Disclosure of Internal Controls

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements; and (ii) the financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

7

Century Financial Capital Group Inc.

Management’s Discussion and Analysis

Year Ended August 31, 2017

Dated December 22, 2017

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing the certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP (IFRS).

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional Disclosure for Venture Issuers without Significant Revenue

General and Administrative

	Year ended	Year ended
	August 31,	August 31,
	2017	2016
	($)	($)
Accounting and corporate services	7,079	11,702

Transfer fees	3,200	3,336

Professional fees	6,009	16,995

Office and general	8,162	6,753

Total	24,450	38,786

8

SCHEDULE "D"

Please see attached.

For the year ended:	**December 31, 2017**
Date of report:	**March 29, 2018**

On October 20, 2017 FV Pharma ("FV Pharma or the Company") completed a 1.7:1 share split. All figures and comparative figures in this MD& A reflect the stock split, retroactively. Also on January 1, 2018, the Company completed another share split of 1.33:1. All figures and comparative figures will not reflect this share split on January 1, 2018 in this MD&A.

This management's discussion and analysis of the financial condition and results of operation ("MD&A") of FV Pharma Inc. should be read in conjunction with FV Pharma annual audited financial statements and notes thereto as at and for the years ended December 31, 2017 and 2016.

Unless indicated otherwise, all financial data in this MD&A has been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). All dollar amounts in this MD&A are reported in Canadian dollars unless otherwise indicated.

Caution Regarding Forward-Looking Information:

Certain information contained in this MD&A constitutes forward-looking information, which is information relating to future events or the Company's future performance and which is inherently uncertain. All information other than statements of historical fact may be forward-looking information. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "budget", "plan", "continue", "estimate", "expect", "forecast", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook. Forward-looking information contained in this MD&A includes, but is not limited to the Company's anticipated cannabis activities and results and financing activities, the Company's future working capital requirements, the impact of changes in accounting policies and other factors on the Company's operating results, and the performance of global capital markets and interest rates, the exposure of its financial instruments to various risks and its ability to manage those risks.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. The Company believes the expectations reflected in the forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and readers are cautioned not to place undue reliance on forward-looking information contained in this MD&A. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking information contained in this MD&A include, but are not limited to: risks relating to the Company's ability to obtain its sales license from Health Canada, or otherwise raise capital in order to fund obligations as they become due, the Company's ability to generate taxable income from operations, political conditions in Canada, located, and other risks included elsewhere in this MD&A and in the filing statement.

Readers are cautioned that the foregoing lists of factors are not exhaustive. Although the Company has attempted to identify important factors that could cause actual events and results to differ materially from those described in the forward-looking information, there may be other factors that cause events or results to differ from those intended, anticipated or estimated. The forward-looking information contained in this MD&A are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as otherwise required by law. All of the forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

Nature of Business:

Results of Operations

Selected financial information for the Company for its three most recently completed financial years as at and for the years ending December 31, is provided below:

	2017	2016	2015
Comprehensive income (loss) for the year	**(3,449,515)**	(176,916)	(190,146)
Current assets	**$ 5,387,656**	$ 67,148	$ 61,227
Property,plant and equipment	**8,292,038**	638,561	638,561
Total assets	**13,679,694**	705,709	699,788
Total liabilities	**1,190,995**	281,164	164,327
Equity	**12,413,699**	424,545	535,461

No dividends were declared by the Company during any of the years indicated.

The Company has not prepared quarterly financial information except for the nine months ended September 30, 2017 and 2016. And therefore the Company will only present the nine months ended September 30, 2017 and 2016 in this MD&A as follows:

The Company's selected quarterly results for the eight most recently completed interim financial periods are as follows:

	Nine months ended September 30, 2017	**Nine months ended September 30, 2016**
Total comprehensive income (loss) for the period	**(3,524,515)**	**(73,083)**

No dividends were declared by the Company during the periods indicated.

Year ended December 31, 2017 and 2016:

For the year ended December 31, 2017, the Company generated revenue only from sub leasing a small amount of area in its facility in the amount of $ 25,943 as compared to Nil for the year ended December 31, 2016. The Company purchased its facility in November 2017, and therefore did not have any rental income in fiscal 2016. During all of 2016 and the ten and half months ended November 2017, the Company was renting 25,000 square feet of space in the facility, and was in the build out phase in anticipation of becoming a licensed producer.

For the year ended December 31, 2017, total expenses increased by $ 3,298,542 to $ 3,449,515 from $ 176,916 for the year ended December 31, 2016, primarily from the increase of $ 484,858 in operating costs and $ 2,990,600 by an increase in share-based compensation expense.

The following is the breakdown of the Company's operating, general and administrative expenses for the year ended December 31. Details of the changes follow the table:

	2017	2016
Share based compensation (a)	$2,990,600	0
Office and general (b)	189,826	14,484
Occupancy costs	167,477	148,098
Professional fees (c)	202,555	14,334
	$3,550,458	176,916

a) Share based compensation expensed increased by $ 2,990,000 for the year ended December 31, 2017 as compared to the year ended December 31, 2016. Share-based compensation expense will vary from period to period depending upon the number of options granted and vested during a period and the fair value of the options calculated as at the grant date. Stock options granted are accounted for in accordance with the fair value method of accounting for share-based compensation. The fair value of these options is estimated at the date of grant using the Black-Scholes option pricing model, and expensed over the vesting periods based on the graded method. During the current year, the Company granted 40,000,000 stock options and 40,000,000 special warrants; no options were granted in 2016 (see share based compensation expense else where in this MD&A).

b) Office and general expenses increased by $ 175,342 for the year ended December 31, 2017 as compared to the year ended December 31, 2016. In fiscal 2016, the Company did not have funds to continue its build out of its facility and therefore did not incur a great deal of expenses. In fiscal 2017, the company hired outside security team, hired some consultants and incurred expenses on its facility it purchased in 2017.

c) Professional fees increased by $ 188,221 for the year ended December 31, 2017 as compared to the year ended December 31, 2016. The increase relates in part to accrued audit fees of approximately $ 75,000 (2016- nil) and legal fees of approximately $ 113,000, where in fiscal 2016 the Company was mainly inactive and did not incur these additional costs.

Net loss for the year ended December 31, 2017 was $3,524,515 as compared to a net loss of $ 176,916.

Cash Flows
Year ended December 31, 2017 and 2016:

During the year ended December 31, 2017, the Company used cash of $149,865 in operating activities as compared to $ 75,008 in the year ended December 31, 2016. The Company was less active in 2016 as compared to current year, due to cash flow constraints

During the year ended December 31, 2017, the Company generated net cash of $12,513,249 (2016 – 66,000) in financing activities mainly from non-brokered private placement financings.

During the year ended December 31, 2017, net cash used in investing activities was $7,653,477 as compared to nil during the year ended December 31, 2016. In the current year, the Company purchased its facility at 520 Williams Street in Cobourg Ontario for approximately $ 5.6 million and spent funds on the renovation of the facility including Hvac systems and some furniture and equipment.

For the year ended December 31, 2017, the Company had a net increase in cash of $4,709,907 as compared to a decrease of $6,172 for the year ended December 31, 2016. At December 31, 2017, the Company had cash on hand in the amount of $ 4,739,988 (2016- $ 30,081)

SEGMENTED INFORMATION

Reportable segments are defined as components of an enterprise about which separate financial information is available, that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has one operating segment, which operates on Ontario Canada, and all assets are located in Canada.

Liquidity and capital resources:

Statement of financial position highlights	31-Dec-17	31-Dec-16
Cash	4,739,988	30,081
Property, plant and equipment	8,292,038	638,561
Total assets	13,679,694	705,709
Total liabilities	1,265,995	281,164
Share capital, warrants, reserves	16,608,963	1,095,294
Deficit	(4,195,264)	(670,749)
Working capital	5,261,061	(214,016)

The Company's cash on hand at December 31. 2017 is sufficient to pay its current liabilities but will not be sufficient over the next twelve months since the Company will need to proceed with cultivation and sales of cannabis by spending funds on the renovation of the facility and then production and packaging of its products. The Company will need sufficient funds to do so in the near term. In this regard the Company has signed an Agency agreement with First Republic Capital Corporation to raise funds and signed a definitive agreement with Century Financial Capital Group Inc. (a reporting issuer in Ontario) to do an RTO. See information regarding definitive agreement above.

RELATED PARTY TRANSACTIONS

(a) Key management personnel are defined as those individuals having authority and responsibility for planning, directing, and controlling the activities of the Company. The Company considers its President to be key management personnel. For the years ended December 31, 2017 and 2016, and key management personnel receive $ 58,250 in salaries and automobile expenses.

levels of risk.

FINANCIAL RISK MANAGEMENT

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company generates cash flows primarily from financing activities and as at December 31, 2017 and 2016, it has cash balances and sales taxes recoverable totaling $5,034,496 and $50,805, respectively, to meet its financial obligations. All other assets are non-liquid.

Considering the available liquidity as at December 31, 2017, the expected burn rates from operations and future commitments, the Company's exposure to liquidity risk as at December 31, 2017 is considered high. The Company expects to address this risk by raising funds through external financing as needed.

Credit Risk

SEE ADDITIONAL RISK FACTORS ELSEWHERE IN THE FILING STATEMENT

Outstanding Share Data:

As at March 29, 2017, the Company had the following outstanding shares, options and warrants. This capitalization table reflect the 1.33:1 share split of the Company's Class B non-voting common shares that occurred on January 1, 2018. This cap table does not include the effect on the Class B common shares of the issuance of the Subscription receipts as noted above.

Common shares- Class B Non Voting	Number
Outstanding	794,300,592
Issuable under the exercise of options	71,500,000
Issuable under the exercise of warrants	63,574,600
Total diluted common shares	**929,375,192**

Refer to Note 7 of the Notes to the consolidated financial statements as at and for the year ended December 31,2017.

Additional Information:

Additional information relating to FV Pharma may be found on the filing statement.

SCHEDULE "E"

Please see attached.

FV PHARMA INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

(Presented in Canadian Dollars)

FV PHARMA INC.
DECEMBER 31, 2017 AND 2016
CONTENTS
(Presented in Canadian Dollars)

Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS
Statements of Financial Position	2
Statements of Comprehensive Loss	3
Statements of Changes in Equity
Statements of Cash Flows	5
Notes to the Financial Statements	6 - 29

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of

FV Pharma Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of FV Pharma Inc., which comprise the statements of financial position as at December 31, 2017 and 2016, and the statements of comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of FV Pharma Inc. as at December 31, 2017 and 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to note 2 in the financial statements which indicates that FV Pharma Inc. has not yet commenced production at its licensed facility and does not yet have a license to commercially sell its product once production begins. These conditions, along with other matters set forth in note 2, indicate the existence of a material uncertainty that may cast significant doubt about its ability to continue as a going concern.

DNTW Toronto LLP
March 28, 2018	Chartered Professional Accountants
Toronto, Ontario	Licensed Public Accountants

FV PHARMA INC.
STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

	Note	2017	2016
ASSETS
Current Assets
Cash		$4,739,988	$30,081
Sales taxes recoverable		294,508	20,724
Prepaid and other assets	4	353,160	16,343
		5,387,656	67,148
Non-Current Assets
Property, plant, and equipment	5	8,292,038	638,561
		$13,679,694	$705,709
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$1,263,891	$269,240
Advances from director	6	2,104	11,924
		1,265,995	281,164
Equity
Class A share capital	7	201,500	201,500
Class B share capital	7	12,794,963	893,794
Reserves	7	3,612,500	-
Deficit		(4,195,264)	(670,749)
		12,413,699	424,545
		$13,679,694	$705,709
Going Concern	2
Subsequent Events	14

Approved on Behalf of the Board

Signed - Thomas Fairfull	Director

The accompanying notes are an integral part of these financial statements.

FV PHARMA INC.
STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

	Note	2017	2016
EXPENSES
Share-based payments	7(c,d)	$2,990,600	$-
Professional fees		202,555	14,334
Office and general		189,826	14,484
Occupancy costs		167,477	148,098
		3,550,458	176,916
LOSS FROM OPERATIONS		(3,550,458)	(176,916)
RENTAL INCOME		25,943	-
LOSS BEFORE INCOME TAXES		(3,524,515)	(176,916)
INCOME TAXES	8	-	-
NET LOSS AND COMPREHENSIVE LOSS		$(3,524,515)	$(176,916)

The accompanying notes are an integral part of these financial statements.

FV PHARMA INC.
STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

	Class A Shares		Class B Shares				Total
	Number	Amount	Number (i)	Amount	Reserves	Deficit	Equity
Balance at December 31, 2015	15,000	$201,500	285,923,425	$827,794	$-	$(493,833)	$535,461
Issuance of Class B shares (note 7)	-	-	2,244,000	66,000	-	-	66,000
Net loss	-	-	-	-	-	(176,916)	(176,916)
Balance at December 31, 2016	15,000	$201,500	288,167,425	$893,794	$-	$(670,749)	$424,545
Issuance of Class B shares (note 7)	-	-	285,339,446	13,785,219	-	-	13,785,219
Share issuance costs (note 7)	-	-	-	(1,884,050)	621,900	-	(1,262,150)
Share-based payments (note 7)	-	-	-	-	2,990,600	-	2,990,600
Net loss	-	-	-	-	-	(3,524,515)	(3,524,515)
Balance at December 31, 2017	15,000	$201,500	573,506,871	$12,794,963	$3,612,500	$(4,195,264)	$12,413,699

(i) Adjusted retrospectively for the 1.7 to 1 share split that occurred on October 20, 2017.

The accompanying notes are an integral part of these financial statements.

FV PHARMA INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,524,515)	$(176,916)
Items not requiring an outlay of cash:
Share-based payments	2,990,600	-
Changes in non-cash working capital:
Sales taxes recoverable	(273,784)	(9,593)
Prepaid and other assets	(336,817)	(2,500)
Accounts payable and accrued liabilities	994,651	114,001
CASH USED IN OPERATING ACTIVITIES	(149,865)	(75,008)
CASH FLOWS FROM FINANCING ACTIVITIES
Advances (to) from shareholder	(9,820)	2,836
Proceeds from issuance of Class B shares	13,785,219	66,000
Share issuance costs	(1,262,150)	-
CASH PROVIDED BY FINANCING ACTIVITIES	12,513,249	68,836
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant, and equipment	(7,653,477)	-
NET INCREASE (DECREASE) IN CASH	4,709,907	(6,172)
CASH, BEGINNING OF YEAR	30,081	36,253
CASH, END OF YEAR	$4,739,988	$30,081

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	$-	$-
Income taxes paid	-	-
Warrants issued in connection with private placements	$621,900	$-

The accompanying notes are an integral part of these financial statements.

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

1. NATURE OF BUSINESS

FV Pharma Inc. ("FV Pharma" or the "Company") was incorporated on September 12, 2011 under the Business Corporations Act (Ontario) as 2298519 Ontario Corp. and changed its name to FV Pharma Inc. on September 17, 2013. The Company is domiciled in the Province of Ontario and its head office is located at 1 Rossland Road West, Suite 202, Ajax, Ontario, L1Z 1Z2.

FV Pharma is in the business of the production and sale of medical cannabis in accordance with Health Canada’s Access to Cannabis for Medical Purposes Regulation (the “ACMPR”), issued pursuant to the Controlled Drugs and Substances Act (Canada).

FV Pharma received its license under section 22(2) of the ACMPR on October 13, 2017. The license effectively pemits FV Pharma to acquire marijuana plants and/or seeds for the purpose of initiating plant growth and for conducting analytical testing within the confines of its facility located at 520 William Street, Cobourg, Ontario.

The license does not permit FV Pharma to sell medical cannabis. In order to proceed with the sale of medical cannabis, FV Pharma will first have to obtain an amendment to its license from Health Canada. The granting of such an amendment is dependent upon FV Pharma demonstrating compliance with the quality control standards and the good production practices as established under subdivision D of the ACMPR, as well as Health Canada completing an inspection with respect to record-keeping, security measures, packaging, labelling, shipping, and other requirements prescribed by the ACMPR. Health Canada may then issue an extended license which would allow FV Pharma to sell or provide fresh or dried marijuana or cannabis oil to patients of FV Pharma, or such other persons who are permitted to purchase cannabis products under subsection 22(2) of the ACMPR.

The Board of Directors approved these financial statements for issue on March 28, 2018.

2. BASIS OF PREPARATION

Statement of Compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Significant accounting estimates, judgments, and assumptions used or exercised by management in the preparation of these financial statements are presented below.

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

2. BASIS OF PREPARATION (Continued)

Going Concern

These financial statements have been prepared using accounting policies applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due. The Company has not yet commenced production at its licensed facility and does not yet have a license to sell medical cannabis, as discussed in note 1. The Company has incurred a net loss for the year ended December 31, 2017 of $3,524,515 (2016 – $176,916) and has an accumulated deficit of $4,195,264 (2016 - $670,749). The Company is in the pre-revenue stage and has not yet achieved profitable operations and is subject to risks and challenges similar to other companies in a comparable stage. These risks include, but are not limited to, dependence on key individuals, licensing risks, product development risks, marketing risks, financing risks, and the ability to maintain adequate cash flows and continuing as a going concern. Cash on hand is currently not adequate to cover expected expenditures for the 12-month period ended December 31, 2018 and therefore the Company will be required to secure additional funding. See note 14.

These challenges and the continued cumulative operating losses indicate material uncertainties that cast significant doubt on the Company’s ability to continue as a going concern. These statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts nor to the amounts or classification of liabilities that might be necessary should the Company not be able to continue as a going concern or be unable to realize its assets and discharge its liabilities in the normal course of business. Such adjustments could be material.

Basis of Measurement

These financial statements have been prepared on the historical cost basis except for certain financial instruments, which are stated at fair value.

Functional and Presentation Currency

The Company’s functional and presentation currency is the Canadian dollar.

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

2. BASIS OF PREPARATION (Continued)

Critical Accounting Judgments, Estimates, and Assumptions

Preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these judgments, estimates, and assumptions could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Significant areas of judgment, estimation, and assumption considered by management in preparing the financial statements are as follows:

Going Concern

Management has made an assessment of the Company’s ability to continue as a going concern and the financial statements are prepared on a going concern basis. However, management does not believe the Company has sufficient cash on hand to meet the Company’s operating expenditures beyond December 31, 2017 which may cast significant doubt upon the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Deferred Tax Assets

Deferred tax assets are recognized in respect of tax losses and other temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits, together with future tax planning strategies. These judgments impact the value of the assets recognized as well as income tax expense (recovery).

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

2. BASIS OF PREPARATION (Continued)

Critical Accounting Judgments, Estimates, and Assumptions (Continued)

Share-based Payments

The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate the expense for share-based payments. The Black- Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price at the date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the value of share-based payments expense, share issuance costs, and reserves.

Useful Lives and Impairment of Long-Lived Assets

Long-lived assets, including property, plant, and equipment are amortized over their useful life and are assessed for impairment at each reporting date. Management prepares their estimate of the useful life of an asset based on the expected economic life of an asset. Management also exercises judgment in identifying indicators of impairment as well as estimating the recoverable amount of an asset, if indicators do exist. The determination of the recoverable amount requires the estimation of a discount rate to calculate the discounted cash flows of the asset, as well as estimation of the value that would be received in an arm's length sale. These estimates impact the valuation of long-lived assets as well as impairment expense.

3. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of the financial statements are set out below. These policies have been consistently applied to the years presented.

Revenue Recognition

The Company earns rental income for leasing a portion of the Company’s facility . Leases with its tenants are considered to be operating leases as the company has retained substantially all of the risks and benefits of ownership of the facility. Revenue is recognized pursuant to the contractual leasing arrangements and is earned on the straight-line basis over the term of the lease normally on a monthly basis. Any difference between contractual and straight-line rent is recorded as deferred rent revenue

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

Financial assets that are managed to collect contractual cash flows on specified dates are recognized initially at fair value plus directly attributable transaction costs. Financial liabilities, other than those classified as fair vaue through profit or loss are recognized initially at fair value net of directly attributable transaction costs.

These financial assets and financial liabilities are classified as subsequently measured at amortized cost using the effective interest method. The effective interest method is a method for calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period.

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or the Company has transferred substantially all of the risks and rewards of the asset. The Company assesses at each reporting date whether there is any objective evidence that a financial asset is impaired, the impairment provision is based upon the expected loss.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost less accumulated amortization and accumulated impairment losses, if any. Amortization is provided at rates designed to amortize the cost of the assets over their estimated useful lives as follows:

Land	Not amortized
Facility under development	Not amortized
Furniture and equipment	20% declining balance

The carrying values of property, plant, and equipment are assessed for impairment when indicators of such impairment exist, or when annual impairment testing for an asset is required.

If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset’s value in use.

If the carrying amount of the asset exceeds its recoverable amount, the asset is deemed impaired and an impairment loss is charged to the statement of comprehensive income (loss). A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of comprehensive income (loss).

Amortization of the facility under development commences when an area is licensed by Health Canada for cultivation and when an area is ready for cultivation.

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income (loss) in the year in which those temporary differences are expected to be recovered or settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost.

Share-based Payments

Stock options granted during the period are accounted for in accordance with the fair value method of accounting for share-based payments. The fair value for these options is estimated at the grant date using the Black-Scholes option pricing model. The Company is also required to estimate the expected future forfeiture rate of options in its calculation of the expense for share-based payments.

Where the terms of a stock option award are modified, the minimum expense recognized is the amount of expense as if the terms had not been modified. An additional expense is recognized for any modification that increases the total fair value of the option, or is otherwise beneficial to the optionee as measured at the date of modification.

Where an option is cancelled, it is treated as if it had vested on the date of cancellation and any expense not yet recognized for the award is recognized immediately; however, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described above.

The cost of options is recognized, together with a corresponding increase in contributed surplus, over the period in which the corresponding performance and/or service conditions are fulfilled, ending on the date on which the relevant optionee becomes fully entitled to the award (“vesting date”). Any consideration received by the Company on the exercise of stock options is credited to share capital.

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

Leases where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and not recognized in the statement of financial position.

Minimum lease payments made under finance leases are apportioned between finance expenses and reduction of the outstanding liability. Finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Payments made under operating leases are recognized in income on a straight-line basis over the term of the lease. Lease incentives received are recognized as a reduction to the lease expense over the term of the lease.

Change in Accounting Policies

Effective January 1, 2017, the Company has adopted the following new and revised standards, along with any consequential amendments. These changes were made in accordance with the applicable transitional provisions.

(a) IAS 7, Statement of Cash Flows (“IAS 7”) - In January 2016, the IASB issued amendments to IAS 7 pursuant to which entities will be required to provide enhanced information about changes in their financial liabilities, including changes from cash flows and non-cash changes. The IAS 7 amendments are effective for annual periods beginning on or after January 1, 2017.

(b) IAS 12, Income Taxes (“IAS 12”) - In January 2016, the IASB issued amendments to IAS 12, which clarify guidance on the recognition of deferred tax assets related to unrealized losses resulting from debt instruments that are measured at their fair value. The IAS 12 amendments are effective for annual periods beginning on or after January 1, 2017.

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

The following accounting standards are issued but not yet effective:

(a) IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), was issued in May 2015, which replaced IAS 11, Construction Contracts, IAS 18, Revenue Recognition, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions Involving Advertising Services. IFRS 15 provides a single, principles based five step model that will apply to all contracts with customers with limited exceptions, including, but not limited to, leases within the scope of IAS 17; financial instruments and other contractual rights or obligations within the scope of IFRS 9, IFRS 10, Consolidated Financial Statements and IFRS 11, Joint Arrangements. In addition to the five-step model, the standard specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. The incremental costs of obtaining a contract must be recognized as an asset if the entity expects to recover these costs. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities. IFRS 15 is required for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted.

(b) IFRS 16, Leases (“IFRS 16”) was issued in January 2016 to improve the accounting for leases, generally by eliminating a lessees’ classification of leases and introducing a single lessee accounting model. The most significant effect of the new standard will be the lessee’s recognition of the initial present value of unavoidable future lease payments as lease assets and lease liabilities on the statement of financial position. Leases with durations of 12 months or less and leases for low value assets are both exempted. The measurement of the total lease expense over the term of a lease will be unaffected by the new standard. However, the new standard will result in the timing of lease expense recognition being accelerated for leases which would be currently accounted for as operating leases. The presentation on the statement of loss and other comprehensive loss required by the new standard will result in most lease expenses being presented as amortization of lease assets and financing costs arising from lease liabilities rather than as being a part of goods and services purchased. The standard is effective for annual periods beginning on or after January 1, 2019 and will supersede IAS 17 Leases. Earlier application is permitted.

(c) IFRS 2, Share-based Payment (“IFRS 2”) - In June 2016, the IASB issued amendments to IFRS 2, which expands upon the guidance for recognizing a liability for cash-settlement of a share-based payment as well as transactions with a net settlement feature for withholding tax obligations. These amendments are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

(d) IFRS 4, Insurance Contracts (“IFRS 4”) - In September 2016, the IASB issued amendments to IFRS 4, which permits insurers to apply the overlay approach to designated financial assets and to reclassify in specified circumstances some or all of their financial assets so that the assets are measured at fair value through profit or loss. These amendments are effective for periods beginning on or after January 1, 2018. Earlier application is permitted.

The Company has not yet begun to assess the impact that the new and amended standards will have on its financial statements.

4. PREPAID AND OTHER ASSETS

Prepaid and other assets are comprised of the following:

	2017	2016
Prepaid expenses	$254,720	$16,343
Funds held in trust	81,195	-
Rent receivable	17,245	-
	$353,160	$16,343

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

5. PROPERTY, PLANT, AND EQUIPMENT

On November 9, 2017 the Company purchased a 620,000 square foot indoor plant which comprises its licensed facility at 520 William Street, Cobourg, Ontario for $5,500,000.

The facility was acquired for the purpose of producing medical cannabis pursuant to its cultivation license under the ACMPR. Construction is still required to prepare the facililty for additional production capacity. There are no components of the facility which are completed or available for use as at December 31, 2017 and 2016, and therefore no amortization has been recorded.

A continuity of property, plant, and equipment for the year ended December 31, 2017 is as follows:

		Facility under	Furniture and
Cost and Carrying Value	Land	Development	Equipment	Total
Opening balance	$-	$634,835	$3,726	$638,561
Additions	1,100,000	6,433,985	119,492	7,653,477
Disposals	-	-	-	-
Closing balance	$1,100,000	$7,068,820	$123,218	$8,292,038

For the year ended December 31, 2016:

		Facility under	Furniture and
Cost and Carrying Value	Land	Development	Equipment	Total
Opening balance	$-	$634,835	$3,726	$638,561
Additions	-	-	-	-
Disposals	-	-	-	-
Closing balance	$-	$634,835	$3,726	$638,561

6. ADVANCES FROM DIRECTOR

These advances are due to Thomas Fairfull, the sole director and officer of the Company. The advances are unsecured, non-interest bearing, and are due on demand.

7. SHARE CAPITAL

(a) Authorized

Unlimited Class A common voting shares, no par value

Unlimited Class B common non-voting shares, no par value

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

7. SHARE CAPITAL (Continued)

(b) Issued and Outstanding

On October 20, 2017 the Company performed a share split on the basis of 1.7 new Class B common non-voting shares for each presently issued Class B common non-voting share. All share quantities and prices per share in these financial statements are reflected retrospectively on a post-split basis.

During the period May 2017 to September 2017, the Company closed a multi-tranche non-brokered private placement issuing 23,399,446 Class B common non-voting shares for gross proceeds of $688,219.

During the period October 20, 2017 to December 29, 2017, the Company closed a multi-tranche private placement issuing 261,940,000 Class B common non-voting shares for gross proceeds of $13,097,000.

In connection with the private placements, the Company issued 23,754,600 broker warrants as described in note 7 (d) and paid finder's fees, corporate finance fees, and legal fees totaling $1,262,150.

During the year ended December 31, 2016, the Company issued 2,244,000 Class B common non-voting shares under private placements for aggregate cash proceeds of $66,000.

(c) Stock Options

The following table reflects the continuity of stock options:

	2017
		Weighted
		Average
	Number of	Exercise
	Options	Price
Outstanding, beginning of year	-	$-
Granted (i)	40,000,000	0.03
Exercised	-	-
Expired	-	-
Outstanding, end of year	40,000,000	$0.03
Exercisable, end of year	40,000,000	$0.03

(i) On September 15, 2017, the Company granted 40,000,000 stock options with an exercise price of $0.0294 per option, and which expire on September 15, 2022 and are subject to price adjustment in the event of a share reorganization. The options vested immediately and are each exercisable into one Class B common non-voting share.

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

7. SHARE CAPITAL (Continued)

(c) Stock Options (Continued)

Options granted are accounted for by the fair value method of accounting for share-based payments. The Company records share-based payments expense over the vesting period and credits reserves for all options granted.

The fair value of the options granted was estimated at the grant date using the following weighted average assumptions:

2017
Share price	$0.0294
Expected volatility	100%
Dividend yield	0.0%
Risk-free interest rate	1.70%
Expected life	5 years

The expected volatility is based on management's estimate of the volatility in the Company's share price over the life of the options. The Company has not paid any cash dividends historically and does not have any plans to pay cash dividends in the forseeable future. The risk-free interest rate is based on the yield of Canadian benchmark bonds with an equivalent term to maturity. The expected life of the options is based on management's estimate of the time that the options will be outstanding.

The fair value per stock option granted during the year ended December 31, 2017 was calculated as $0.0373. Share-based payments expense for options vested during the year ended December 31, 2017 was $1,495,300.

The Company had the following stock options outstanding and exercisable as at December 31, 2017:

Number of Options			Weighted Average
Outstanding and	Exercise		Remaining
Exercisable	Price	Expiry Date	Contractual Life
40,000,000	$0.0294	September 15, 2022	4.71 years

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

7. SHARE CAPITAL (Continued)

(d) Warrants

The following table reflects the continuity of warrants:

2017
Weighted
Average
	Number of	Exercise
	Warrants	Price
Outstanding, beginning of year	-	$-
Issued (i), (ii)	63,574,600	0.04
Exercised	-	-
Expired	-	-
Outstanding, end of year	63,574,600	$0.04

(i) On September 15, 2017, the Company issued 40,000,000 special warrants with an exercise price of $0.0294 per warrant, and which expire on September 15, 2022 and are subject to price adjustment in the event of a share reorganization. Each warrant is exercisable into one Class B common non-voting share.

(ii) Between October 20, 2017 and December 29, 2017, the Company issued 23,574,600 broker warrants in connection with the private placements described in note 7 (b). The warrants have an exercise price of $0.05 per warrant, and expire 2 years from the date of issuance. Each warrant is exercisable into one Class B common non-voting share.

Warrants issued for services are accounted for by the fair value method of accounting for share-based payments. The Company records share-based payments immediately upon issuance and credits reserves for the special warrants issued. The Company records share issuance costs immediately upon issuance and credits reserves for broker warrants issued.

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

7. SHARE CAPITAL (Continued)

(d) Warrants (Continued)

The fair value of the warrants issued was estimated at the issue date using the following assumptions:

2017
Share price	$0.0294
Expected volatility	100%
Dividend yield	0.0%
Risk-free interest rate	1.50% - 1.70%
Expected life	2 - 5 years

The expected volatility is based on management's estimate of the volatility in the Company's share price over the life of the warrants. The Company has not paid any cash dividends historically and does not have any plans to pay cash dividends in the forseeable future. The risk-free interest rate is based on the yield of Canadian benchmark bonds with an equivalent term to maturity. The expected life of the warrants is based on management's estimate of the time that the warrants will be outstanding.

The fair value per special warrant issued was calculated as $0.0373. Share-based payments expense in connection with special warrants issued during the year ended December 31, 2017 was $1,495,300.

The fair value per broker warrant issued was calculated as $0.0264. Share issuance costs in connection with broker warrants issued during the year ended December 31, 2017 was $621,900

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

7. SHARE CAPITAL (Continued)

(d) Warrants (Continued)

The Company had the following warrants outstanding as at December 31, 2017:

	Number of Warrants	Exercise
Issue Date	Outstanding	Price	Expiry Date
September 15, 2017	40,000,000	$0.0294	September 15, 2022
October 20, 2017	1,809,000	$0.05	October 20, 2019
November 1, 2017	11,751,300	$0.05	November 1, 2019
November 14, 2017	8,068,950	$0.05	November 14, 2019
November 21, 2017	1,619,460	$0.05	November 21, 2019
December 12, 2017	163,890	$0.05	December 12, 2019
December 29, 2017	162,000	$0.05	December 29, 2019
	63,574,600

The weighted average remaining contractual life of warrants outstanding is 3.65 years.

(e) Reserves

Reserves are comprised of share-based payments and the initial fair value of warrants.

8. INCOME TAXES

Income Tax Provision

Reconciliation of the income tax provision to the combined federal and provincial statutory tax rate is as follows:

	2017	2016
Loss before income taxes	$(3,524,515)	$(176,916)
Statutory tax rate	26.50%	26.50%
Expected recovery at statutory rates	(933,996)	(46,883)
Share-based payments	792,509	-
Share issuance costs incurred	(334,470)	-
Miscellaneous	289	162
Deferred tax asset not recognized	475,668	46,721
Income tax expense	$-	$-

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

8. INCOME TAXES (Continued)

Income Tax Provision (Continued)

The components of the income tax provision are as follows:

	2017	2016
Current income taxes	$-	$-
Deferred income taxes
Origin and reversal of temporary differences	(475,668)	(46,721)
Unrecognized temporary differences	475,668	46,721
	-	-
Income tax expense	$-	$-
Deferred Income Taxes

The following deferred tax assets (liabilities) are not recognized in the financial statements due to the unpredictability of future income. These have been determined at the combined federal and provincial statutory tax rate of 26.5% (2016 – 26.5%).

	2017	2016
Non-capital losses carried forward	$399,902	$191,810
Share issuance costs	267,576	-
Property and equipment	(14,627)	(14,627)
	$652,851	$177,183

The Company has non-capital losses of approximately $1,509,064, which are available to be carried forward and used against future taxable income. These losses expire as follows:

2033	$34,354
2034	145,661
2035	183,864
2036	83,754
2037	1,061,431
$1,509,064

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

9. COMMITMENTS

As described in note 5, the Company purchased its building at 520 William Street, Cobourg, Ontario on November 9, 2017. Prior to the purchase, the Company was a tennant in this building and was committed under a lease agreement which would have ended on October 31, 2023. As a result of the purchase of the building, the lease agreement was terminated.

On December 1, 2017, the Company hired a contractor to perform the Phase 1 design and make improvements to the facility including mechanical, electrical, ventilation, security, and other improvements necessary for cannabis production to begin on approximately 25,000 square feet. The estimated total cost for Phase I is $2,870,000, of which the Company has incurred approximately $1,470,000 as at December 31, 2017.

10. RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations.

(a) Key management personnel are defined as those individuals having authority and responsibility for planning, directing, and controlling the activities of the Company. The Company considers Thomas Fairfull, the sole officer and director, to be its key management personnel. For the years ended December 31, 2017 and 2016, compensation of key management personnel was as follows:

	2017	2016
Consulting fees	$58,250	$-
Share-based payments	747,650	-
	$805,900	$-

(b) On September 15, 2017, the Company granted 40,000,000 stock options, of which, 20,000,000 were to Thomas Fairfull and 20,000,000 were to Zeeshan Saeed, a consultant and shareholder of the Company. Each stock option has an exercise price of $0.0294 per share and expires on September 15, 2022. Share-based payments expense in respect of these options was $1,495,300 as disclosed in note 7.

(c) On September 15, 2017, the Company issued 40,000,000 special warrants to Anthony Durkacz, a shareholder of the Company. Each special warrant has an exercise price of $0.0294 per share and expires on September 15, 2022. Share-based payments expense in respect of these warrants was $1,495,300 as disclosed in note 7.

(d) In connection with the private placements described in note 7 (b), the Company paid commissions and corporate finance fees totaling $1,083,530 to First Republic Capital Corporation ("First Republic") for the year ended December 31, 2017, which are recorded as share issuance costs on the statement of changes in equity. First Republic is controlled by Anthony Durkacz, who is a shareholder of the Company.

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

10. RELATED PARTY TRANSACTIONS (Continued)

(e) In connection with the private placements described in note 7 (b), the Company issued 21,670,600 broker warrants to First Republic during the year ended December 31, 2017. The warrants have an exercise price of $0.05 per share, and expire 2 years from the date of issuance. Each warrant is exercisable into one Class B common non-voting share. Share issuance costs recorded in respect of these warrants is $571,800.

(f) Advances due to a director are described in note 6.

11. MANAGEMENT OF CAPITAL

The Company includes the following in its managed capital:

	2017	2016
Class A share capital	201,500	201,500
Class B share capital	12,794,962	893,794
Reserves	3,612,500	-
Deficit	(4,195,264)	(670,749)
	$12,413,698	$424,545

The Company's objectives in managing capital are:

(a) To allow the Company to respond to changes in economic or marketplace conditions;

(b) To ensure the Company's ability to provide capital growth to its shareholders; and

(c) To maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.

The Company manages its capital structure and makes adjustment to it in light of changes in economic conditions and the risk characteristics of its underlying assets.There were no changes to the Company’s objectives in managing and maintaining capital since 2016, and is not subject to any externally imposed capital requirements.

12. FINANCIAL RISK MANAGEMENT

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company does not yet generate revenues from its principal marijuana operations and has been generating cash flows primarily from financing activities for the years ended December 31, 2017 and 2016.

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

12. FINANCIAL RISK MANAGEMENT (Continued)

Liquidity Risk (Continued)

The following is an analysis of financial obligations based on their due dates:

	Payments due by period
	Less than	1 - 5	More than
	1 year	years	5 years	Total
December 31, 2017
Accounts payable	$1,263,891	$-	$-	$1,263,891
Advances from shareholder	2,104	-	-	2,104
	$1,265,995	$-	$-	$1,265,995
December 31, 2016
Accounts payable	$269,240	$-	$-	$269,240
Advances from shareholder	11,924	-	-	11,924
Lease obligations	112,053	458,637	334,327	905,017
	$393,217	$458,637	$334,327	$1,186,181

The following is a liquidity analysis of the Company's assets:

	Liquidity by period
	Less than	More than
	1 year	1 year	Non-liquid	Total
December 31, 2017
Cash	$4,739,988	$-	$-	$4,739,988
Sales taxes recoverable	294,508	-	-	294,508
Prepaid and other assets	98,440	-	254,720	353,160
Property, plant, and equipment	-	-	8,292,038	8,292,038
	$5,132,936	$-	$8,546,758	$13,679,694
December 31, 2016
Cash	$30,081	$-	$-	$30,081
Sales taxes recoverable	20,724	-	-	20,724
Prepaid and other assets	-	-	16,343	16,343
Property, plant, and equipment	-	-	638,561	638,561
	$50,805	$-	$654,904	$705,709

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

12. FINANCIAL RISK MANAGEMENT (Continued)

Liquidity Risk (Continued)

There have been no changes to the Company's liquidity risk management policies since December 31, 2016. See note 2 for discussion of going concern risk.

Considering the available liquidity as at December 31, 2017 and the expected rate at which cash is being used for development of its facility and for operating expenses, the Company's exposure to liquidity risk as at December 31, 2017 is considerd high. The Company expects to address this risk by raising funds through external financing as needed. See note 14.

Credit Risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfil its payment obligations. All of the Company's cash is deposited with a highly-rated financial institution and harmonized sales taxes are due from the Government of Canada, and accordingly, management considers credit risk to be low. There have been no changes to the Company's credit risk management policies since December 31, 2016.

The Company's maximum exposure to credit risk is presented below. All loans and receivables are current and are due within 30 days.

	2017	2016
Cash and deposits
Cash	$4,739,988	$30,081
Loans and receivables
Sales taxes recoverable	294,508	20,724
Funds held in trust	81,195	-
Rent receivable	17,245	-
	392,948	20,724
	$5,132,936	$50,805

13. SEGMENTED INFORMATION

The Company has one operating segment, which operates in Canada, and all assets are located in Canada.

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

14. SUBSEQUENT EVENTS

Share Split

On January 1, 2018 the Company performed a share split on the basis of 1.33 new Class B common non-voting shares for each presently issued Class B common non-voting share. The share quantities in the financial statements have not been adjusted to reflect this share split.

Stock Option Plan

On January 5, 2018, the Company adopted a stock option plan to govern the granting of stock options to its directors, officers, key employees, and consultants, to enable them to purchase Class B common non-voting shares. Under the plan, the maximum number of options outstanding may not exceed 10% of the total number of shares outstanding on the grant date. In addition, the exercise price of an option granted under the plan cannot be less than the fair market value of a share on the grant date. Vesting conditions for shares issued under the plan shall be determined by the Board of Directors at the grant date.

Further to the adoption of the stock option plan, the Company granted 29,000,000 stock options to employees and a consultant on January 5, 2018. The options vest immediately, are exercisable at the price of $0.05 per share, and have a term to expiry of 5 years.

Included in the above are 12,000,000 stock options granted to employees who are immediate family members of Thomas Fairfull, the sole director of the company.

In March 2018, the Company granted 2,500,000 stock options to employees. The options vest immediately, are exercisable at the price of $0.09 per share, and have a term to expiry of 5 years.

Definitive Agreements

Century Financial Capital Group Inc.

The Company executed a definitive business combination agreement on March 9, 2018 with Century Financial Capital Group Inc. ("Century"), whereby Century will be combined with FV Pharma, to continue the business of FV Pharma as a medical cannabis producer under the

ACMPR.

Under the terms of the definitive agreement, the proposed transaction will be completed by way of a "three-cornered amalgamation" whereby 2620756 Ontario Inc., a wholly-owned subsidiary of Century, will amalgamate with FV Pharma and the amalgamated entity will be a wholly-owned subsidiary of Century. Concurrently with the completion of the amalgamation, Century will change its name to "CannaConneXion Inc." or such other name as the parties may agree, and will carry on the business of FV Pharma as a medical cannabis producer under the ACMPR.

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

14. SUBSEQUENT EVENTS (Continued)

Definitive Agreements (Continued)

Century Financial Capital Group Inc. (Continued)

Pursuant to the terms of the definitive agreement and in connection with the amalgamation:

∙ Century will amend its articles to (i) amend and designate the current common shares of Century as Class B subordinate voting shares; and (ii) create a new class of Class A multiple voting shares;

∙ Holders of outstanding Class A common voting shares of FV Pharma will receive one Century Class A share for each FV Pharma Class A share held;

∙ Holders of outstanding Class B common non-voting shares of FV Pharma and, together with the Class A shares, including FV Pharma Class B shares issued on conversion of the subscription receipts, will receive one Century Class B share for each FV Pharma Class B share held; and

∙ All outstanding options to purchase FV Pharma shares and options to purchase Century shares will be exchanged, on an equivalent basis, for options to purchase Century Class B shares, and all outstanding warrants to purchase FV Pharma Class B shares and warrants to purchase Century shares will be exchanged, on an equivalent basis, for warrants to purchase Century Class B shares.

There are currently approximately 108,461,464 existing Century shares issued and outstanding. Excluding the FV Pharma Class B shares to be issued on conversion of the subscription receipts sold pursuant to the proposed financing (described below), there are currently 15,000 FV Pharma Class A shares and approximately 794,300,592 FV Pharma Class B shares issued and outstanding, and it is expected that there will be 15,000 Century Class A shares and approximately 902,762,056 Century Class B shares issued and outstanding as a result of the proposed transaction on an undiluted basis. Accordingly, excluding the FV Pharma Class B shares to be issued on conversion of the subscription receipts, approximately 12% of the Century Class B shares will be held by shareholders of Century and approximately 88% of the Century Class B shares and all of the Century Class A shares will be held by former shareholders of FV Pharma following closing of the transaction. The shares held by new principals of Century will be subject to such escrow requirements as may be imposed by the securities regulatory authorities.

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

14. SUBSEQUENT EVENTS (Continued)

Definitive Agreements (Continued)

Century Financial Capital Group Inc. (Continued)

The definitive agreement includes a number of conditions, including, but not limited to, requisite shareholder approvals, completion of the financing, receipt of all necessary regulatory approvals, including the conditional approval of the Canadian Stock Exchange ("CSE"), satisfaction of the minimum listing requirements of the CSE and other closing conditions customary to transactions of the nature of the proposed transaction. There can be no assurance that the proposed transaction will be completed as proposed or at all. The proposed transaction will be carried out by parties dealing at arm's length to one another and therefore will not be considered to be a non-arm's-length transaction.

Cannabis Wheaton Income Corp.

The Company has entered into a binding definitive agreement with its streaming partner Cannabis Wheaton Income Corp (TSX-V: CBW) to develop all aspects of the Company’s cannabis cultivation facility in mutually agreed staged phases located at 520 William Street Cobourg Ontario.

Pursuant to the agreement, CBW will receive a 49.9% stream of all cannabis (or cannabis- derived products including any immature cannabis plants and any cannabis trim) produced at the facility, under partnership with FV Pharma, in perpetuity.

In exchange for providing the the stream, CBW will use its expertise and experience to assist FV Pharma with all aspects of the design, development, financing, build-out, and operations of the facility as well as the marketing, branding and distribution of all cannabis and cannabis- derived products generated by the facility.

In addition, CBW will also participate in the governance of FV Pharma by having one CBW nominee appointed to the board of directors of FV Pharma.

Financing

The Company issued 371,159,913 subscription receipts at a price of $0.09 per subscription receipt for gross proceeds of $33,404,392 as part of the financing requirement under the definitive agreement with Century Financial Capital Group Inc. (as described above). The proceeds of the financing are to be held in escrow until the completion of the escrow release conditions under the definitive agreement. Upon satisfaction of the escrow release conditions, each subscription receipt will be automatically converted into one Class B share of FV Pharma, without any payment of additional consideration by the holder. The escrow release deadline under the subscription receipt agreement is May 31, 2018.

FV PHARMA INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(Presented in Canadian Dollars)

14. SUBSEQUENT EVENTS (Continued)

Financing (Continued)

In connection with the proposed financing, First Republic will receive a corporate finance fee equal to 2% of the gross proceeds, a sales commission equal to 7% of the gross proceeds, a number of corporate finance broker warrants equal to 2% of the aggregate number of subscription receipts issued and a number of selling compensation warrants equal to 7% of the aggregate number of subscription receipts issued. Each warrant issued will have an exercise price of $0.09 per warrant and a term to expiry of two years.

In connection with the proposed business combination, First Republic will also receive an introduction fee of 2.5% of the value of the transaction, if such a transaction is completed.

Promissory Note

On March 22, 2018, the Company entered into a short-term loan arrangement with Century for $2,000,000, which is interest-bearing at 10% per annum and is due, together with accrued interest, either upon completion of the business combination described above, or in the event that the combination is not completed, 60 days thereafter.

Shares Issued

On March 28, 2018, the Company completed a non-brokered private placement issuing 31,536,454 Class B common non-voting shares at a price of $0.09 per share for gross proceeds of $2,838,280.